FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Commission File Number: 1-15270

For the month of April 2002.
Total number of pages: 66.
The exhibit index is located on page 2.




NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

**9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

April 10, 2002

Agreement on the Transfer of Daikuma Shares

Tokyo, April 10 – Today, Nomura Principal Finance Co., Ltd. (NPF) is pleased to announce that NPF, Ito-Yokado Co., Ltd. (Ito-Yokado) and Yamada Denki Co., Ltd. (Yamada Denki) have reached an agr eement on the transfer of Daikuma shares. NPF, a wholly owned subsidiary of Nomura Holdings, Inc. (NHI) (code: 8604, Tokyo Stock Exchange, First Section), and Yamada Denki will use a special purp ose company (SPC) to acquire all outstanding shares in Daikuma Co., Ltd. (Daikuma) held by the Ito-Yokado Group.

1. Outline of the deal

In order to enhance its business portfolio, Ito-Yokado has carried out drastic reviews of its discou nt store business in line with the structural business reforms it announced last year.

Yamada Denki has long recognized the strategic importance of expanding its sales network in Kan agawa. This deal will allow it to acquire and benefit from not only an impressive sales network, but also experienced human resources and is of particular significance in that it enables the comp any to reinforce its leading position in the electrical appliance industry as well as facilitate rapid a nd efficient expansion of its branch offices.

NPF was established in July 2000 and invests in Japanese companies with stable cash flow and fu ture growth prospects. NPF believes that a combination of its financial know-how and Yamada D enki's strategic business support will turn Daikuma into a sound investment opportunity.

2. Daikuma

(1) Name of firm	Daikuma Co., Ltd.
(2) Representative	Shigefumi Morita, President
(3) Location	Hiratsuka City, Kanagawa
(4) Foundation	April 1951
(5) Businesses	Retail business (appliances, clothing, etc.)
(6) Account end	End of February
(7) Number of employees	1,065
(8) Major offices	Hiratsuka City, Kanagawa and 26 branch offices
(9) Capital	4,243 million yen (as of end of February, 2001)
(10) Outstanding shares	11,700,000 shares

(11) Major shareholders (as of end of February, 2002)

(10) Outstanding shares 11,700,000 shares

(11) Major shareholders (as of end of February, 2002)

Name of shareholder	Shares held (percentage of holding)
Ito-Yokado Group	10,269,150 shares (87.7%)
Others	1,430,850 shares (12.3%)

(12) Financial results

	Fiscal year ended February 2000	Fiscal year ended February 2001
Sales	131,533 million yen	114,315 million yen
Gross profit of sales	28,361 million yen	23,346 million yen
Operating income	485 million yen	- 3,535 million yen
Ordinary income	883 million yen	- 3,178 million yen
Net income	350 million yen	- 2,819 million yen
Total assets	56,392 million yen	56,061 million yen
Shareholders equity	44,328 million yen	41,690 million yen
Dividends per share	10 yen	5 yen

3. Summary of the related parties

	Ito-Yokado Co., Ltd.	Yamada Denki Co., Ltd.	Nomura Principal Finance Co., Ltd.
Representative	Toshifumi Suzuki	Noboru Yamada	Yoshifumi Kawabata
Headquarters	Minato-ku, Tokyo	Maebashi City, Gunma	Chiyoda-ku, Tokyo
Main business	Retail	Appliance stores	Investment

4. Number of shares transferred by Ito-Yokado Group, transfer cost and post-transfer percentage holding in Daikuma

(1) Shares held before transfer 10,269,150 shares (87.7%)

(2) Shares transferred 10,269,150 shares

Transfer cost To be determined

(3) Shares held after transfer 0 shares (0%)

5. Amount of shares acquired by SPC, transfer cost and percentage holding in Daikuma

(1) Shares held before transfer 0 shares (0%)

(2) Shares acquired 10,269,150 shares

Transfer cost To be determined

(3) Shares held after transfer 10,269,150 shares (87.7%)

4

6. Schedule

Agreement reached on transfer: April 10, 2002

Transfer of shares: May, 2002

7. Transfer price

The transfer price will be determined at a future date.

For further information:

Toshiyasu Iiyama/ Ryugo Matsuo

Corporate Communications Dept., Nomura Group Headquarters

Tel: 81-3-3278-0591

April 15, 2002

Announcement of Fourth-Quarter Operating Results

Nomura Holdings, Inc. plans to announce at 1500 JST on April 30 its result of operations for the year ended March 31, 2002. The financial statements and presentation materials will be available on our Web page (www.nomura.com) twelve hours after the announcement.

A real-time broadcast (audio only) of the telephone conference is planned to be delivered on our Web page (www.nomura.com).

Schedule for telephone conference:	May 1, 2002	2200 (JST)
		0900 (New York time)
		1400 (UK time)

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 126 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

For further information:

Toshiyasu Iiyama/ Ryugo Matsuo/ Tsukasa Noda

Corporate Communications Dept., Nomura Group Headquarters

Tel: 81-3-3278-0591

April 30, 2002

US GAAP Financial Information — March 2002

We are pleased to report the following consolidated financial information prepared in accordance with US GAAP for the year ended March 31, 2002.

For further information, please contact:
Nomura Securities Co., Ltd.
Nomura Group Headquarters
Finance Department
Akira Maruyama, General Manager
9-1 Nihonbashi 1-chome, Chuo-ku,
Tokyo 103-8011, Japan
TEL: (03) 3211-1811

NOMURA HOLDINGS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

	Year ended March 31		
	2001	2002	2002
	(yen amounts in millions and dollar amounts in thousands, except per share data)		
FOR THE YEAR			
Net revenue	915,655	1,321,351	9,957,431
Net income	57,410	168,046	1,266,360
Return on equity(ROE)	4.0%	11.1%	-
Per share data :			
Net income			
— Basic	29.25	85.57	0.64
— Diluted	29.25	85.32	0.64
Cash dividends	17.50	15.00	0.11
AT YEAR-END			
Total Assets	17,146,024	17,758,273	133,822,705
Shareholders' equity	1,436,428	1,604,929	12,094,416

Our Significant Subsidiaries

The following table lists Nomura and its significant subsidiaries, the locations of their principal offices and the jurisdictions in which they are organized.

Name of Company	Location/Jurisdiction
Nomura Holdings, Inc.	Tokyo, Japan
Nomura Securities Co., Ltd.	Tokyo, Japan
Nomura Holding America Inc.	New York, United States
Nomura Securities International, Inc.	New York, United States
Nomura Corporate Research and Asset Management Inc.	New York, United States
Nomura Global Financial Products, Inc.	New York, United States
Nomura Canada Inc.	Toronto, Canada
Nomura Europe Holdings plc	London, United Kingdom
Nomura International plc	London, United Kingdom
Nomura Bank International plc	London, United Kingdom
Banque Nomura France	Paris, France
Nomura Bank (Luxembourg) S.A.	Luxembourg
Nomura Bank (Deutschland) GmbH	Frankfurt, Germany
Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland
Nomura Italia S.I.M. p.A.	Milan, Italy
Nomura Global Funding plc	London, United Kingdom
Nomura Europe Finance N.V.	Amsterdam, The Netherlands
Nomura Asia Holding N.V.	Amsterdam, The Netherlands
Nomura International (Hong Kong) Limited	Hong Kong
Nomura Investment Banking (Middle East) E.C.	Manama, Bahrain
Nomura Singapore Limited	Singapore, Singapore
Nomura Advisory Services (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nomura Australia Limited	Sydney, Australia
PT Nomura Indonesia(1)	Jakarta, Indonesia
Nomura Asset Management Co., Ltd.(1)	Tokyo, Japan
The Nomura Trust and Banking Co., Ltd.	Tokyo, Japan
Nomura Babcock and Brown Co., Ltd.	Tokyo, Japan
Nomura Investor Relations Co., Ltd.(1)	Tokyo, Japan
The Nomura Fundnet Securities Co., Ltd.	Tokyo, Japan
Nomura Business Services Co., Ltd.	Tokyo, Japan

Corporate Goals and Principles

On October 1, 2001, Nomura Holdings, Inc. (the "Company") and its consolidated subsidiaries (together with the Company, "Nomura") reorganized into a holding company structure. Under this structure, Nomura will utilize its management resources more flexibly and efficiently under the name, "Nomura Group."

Nomura regards securities and securities-related businesses as its core businesses and concentrates management resources on these areas to achieve the goal of becoming a globally competitive Japanese financial services group. As a first step, we will continue to take advantage of our strong franchise in Japan where the securities business and securities-related businesses are expected to experience significant growth in the year ahead. Additionally, we will also utilize our domestic leadership position to build a more formidable presence in the international market place.

In seeking to realize our objectives, we rely on four key points of management philosophy. First, we concentrate management resources on our core businesses. Second, we provide solutions through the capital markets. Third, we make a major contribution to expanding the role of the capital market-centered financing system in Japan and so help in the country's economic recovery. Fourth, we focus on shareholder value.

Business Strategy

Since the reorganization, we have adopted a business line approach in the execution of operations rather than focus on individual subsidiaries. Our business portfolio consists of Domestic Retail, Global Wholesale and Asset Management. Global Wholesale consists of Fixed Income, Equity, Investment Banking and Merchant Banking, which was established last October.

We are seeking to expand our individual and institutional client bases and increase profitability through close coordination between these business lines.

In our asset management businesses, we aim to increase assets under management by expanding our asset management and product development capabilities in order to build a stable revenue source.
Our group management strategies are formulated by the Company's Strategic Management Committee ("SMC"). The SMC reviews each business line's business plans and allocates management resources efficiently and flexibly enabling us to respond in a prompt and accurate fashion to the changing business environment and diversification of clients' needs.

Target

The return on equity (ROE) of a securities company fluctuates widely due to the nature of the securities business. However, Nomura emphasizes maximizing shareholder value by achieving its target average ROE of 10-15% in the mid- to long-term. In order to achieve this target, each business line operates utilizing the resources allocated to it by the SMC. The SMC monitors the performance of each business line using indicators such as Nomura Value Added (NVA: profit after tax and capital cost reduction).

Dividend Policy

Achieving target ROE and increasing shareholders' equity remain most important to the Company. Therefore, we will determine the dividend amount based on the achieved ROE level while taking into account the stability of dividend payments and maintaining sufficient capital to avail ourselves of developing business opportunities.

According to this policy, we will propose a 15.0 yen per share dividend at the general meeting of shareholders.

As for retained profits, we intend to invest in business areas where high profitability and growth are expected, including development and expansion of infrastructure, to increase ROE.

Recent Developments in Corporate Governance

The Company was listed on the New York Stock Exchange (NYSE) on December 17, 2001. Through this listing we have clearly demonstrated in and outside of Japan that our goal is to become a globally competitive Japanese financial services group and expand our strategic options. We would like to enhance information disclosure in conformity with the spirit of fair disclosure and strengthen corporate governance.

- From the viewpoint of enhancing management structure transparency, the Company appointed two of its eleven directors from outside Nomura.
- We also established the Advisory Board as a consulting body to the SMC. This board consists of top management figures from global Japanese corporations who offer valuable management advice and recommendations.
- We established the Executive Compensation Committee, which consists solely of two outside directors and the Company's President, to discuss modalities for Nomura Group compensation.
- We established the Audit Committee to promote increased corporate propriety across the entire Nomura Group and develop internal regulations; some of its members are appointed from outside.

Current Challenges

At present Japan is struggling to recover from a protracted economic slump and we believe we have a responsibility to contribute to this recovery through the capital markets. We aim to maximize shareholder value by generating profits through this process of recovery and meet the expectations of our shareholders / investors.

Domestic Retail aims to achieve sustained revenue by accumulating retail client assets and by providing value-added investment consultation services to customers combining face-to-face consultation and IT-related services. In addition to this, Nomura is working to expand the boundaries of participation in the securities market from a long-term perspective. In this regard, we have started broad-based educational activities for perspective investors, which include sponsoring securities business related courses at universities.

Global Wholesale seeks to expand Nomura's global franchise through our leading position in Japanese financial markets by providing comprehensive solutions to clients amid growing needs for business portfolio and balance sheet restructuring and domestic and cross-border M&A.

Asset Management aims to improve our asset management and product development capabilities in order to increase the volume of assets under management in investment trusts and pension money-related investment advisory services. The strategic advantage inherent in this ambition is the achievement of a strong, stable source of revenue.

In line with the above strategy, we will provide value-added services to society and establish a diversified revenue structure, which will mitigate the impact of market fluctuation. By doing so, we seek to consistently grow shareholder value.

Results of Operations

Nomura reported a net operating revenue of 1,321.4 billion yen for the fiscal year ended March 31, 2002, a year-on-year increase of 44.3%. Non-interest expenses were 1,148.4 billion yen for fiscal 2002, a 51.2% increase on non-interest expenses for fiscal year 2001.

Income before income taxes increased 10.3% to 172.3 billion yen in fiscal 2002 and net income increased 192.7% to 168.0 billion yen.

Total assets were 17.8 trillion yen, up 0.6 trillion yen and total shareholders' equity increased by 168.5 billion yen to 1,604.9 billion yen. Nomura's return on equity was 11.0%, 7.1% higher than last fiscal year's ROE of 4.0%.

Commission Revenues

Commission revenue was 140.0 billion yen, a decrease of 26.3 % from last year. Brokerage commissions amounted to 97.5 billion yen, down 27.0%, due to a stagnant Japanese equity market. Commissions for distribution of investment trust decreased by 29.1% to 26.7 billion yen due to a decrease in the distribution volumes of stock investment trusts and waiving of distribution fees for clients who rolled over the Medium-term Japanese Government Bond Fund to certain stock investment trusts.

Fees from Investment Banking

Fees from investment banking were 75.3 billion yen, a decline of 13.7%. Despite the increase in foreign bonds issued by highly rated corporations and overseas public institutions, underwriting and distribution commissions amounted to 61.0 billion yen, a decline of 14.7%, due to a sluggish Japanese equity market which resulted in a decrease in initial public stock offerings and public stock offerings. M&A/financial advisory fees amounted to 13.4 billion yen, an increase of 16.4 % due to a relatively active Japanese M&A market.

Asset Management and Portfolio Service Fees

Due to the redemption of the Medium-term Japanese Government Bond Fund in September and Money Management Fund decline, the total outstanding balance of investment trusts in Nomura's custody decreased by 2.6 trillion yen to 13.0 trillion yen, leading to a reduction in asset management fees. Consequently, total asset management and portfolio services fees amounted to 110 billion yen, a decline of 24.1%.

Net Gain on Trading / Gain on Sale of PFG Entities / Net Interest and Dividend revenue

Nomura recorded 109.5 billion yen in net profit from the gains on sales of PFG entities and net losses on merchant banking trading due to the sale of some PFG entities. On the other hand, the net gain on equity trading was 113.0 billion yen, a decrease of 56.5%, and the net gain on trading of fixed income and other was 56.0 billion yen, an increase of 58.8%.

Net interest and dividend revenue was negative 3.5 billion yen (500.5 billion yen net interest income and net interest and 540.0 billion yen dividend expense 504.0 billion yen), which includes , which includes a loss of 75.8 billion yen net interest and dividend revenue of PFG entities (3.6 billion yen in interest and dividend income and 79.4 billion yen in interest expenses).

As a result, the total net gain on trading, gain on sales of PFG entities and net interest and dividend revenue (excluding net interest and dividend revenue of PFG entities) was 350.8 billion yen, an increase of 12.2%.

Gain on Private Equity Investments

In March 2002, Nomura entered into a transaction whereby Nomura contributed its PFG entities to a limited partnership in exchange for an interest in that partnership. As a result, PFG entities are no longer consolidated and Nomura recognized a 232.5 billion yen gain on private equity investments.

Loss on Investments in Equity Securities

Due to a stagnant Japanese equity market, Nomura recorded a 55.9 billion yen loss on investments in equity securities.

Non-Interest Expenses

Nomura's non-interest expenses increased by 51.2% to 1,148.4 billion yen mainly because of the increase of PFG entities cost of goods sold and PFG entities expenses associated with rental income.

Tax Expenses

Nomura's annual effective tax rate was 2.8%, which is significantly less than the previous fiscal year's effective tax rate of 63.2%.

NOMURA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
ASSETS			
Cash and cash deposits:			
Cash and cash equivalents	503,676	356,635	2,687,528
Time deposits	278,648	381,038	2,871,424
Deposits with stock exchanges and other segregated cash	46,325	38,061	286,820
	828,649	775,734	5,845,772
Loans and receivables:			
Loans receivable from customers	282,424	221,455	1,668,840
Loans receivable from other than customers	409,638	451,662	3,403,632
Receivables from customers	78,155	21,191	159,691
Receivables from other than customers	302,437	370,116	2,789,118
Receivables under resale agreements and securities borrowed transactions	5,995,998	6,680,001	50,339,118
Securities pledged as collateral	2,769,026	2,964,276	22,338,177
Allowance for doubtful accounts	(26,529)	(18,410)	(138,734)
	9,811,149	10,690,291	80,559,842
Trading assets and private equity investments:			
Securities inventory	3,281,659	4,302,217	32,420,626
Derivative contracts	343,536	293,266	2,209,992
Private equity investments	-	281,774	2,123,391
	3,625,195	4,877,257	36,754,009
Other:			
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥206,132 million in 2001 and ¥221,133 million ($1,666,262 thousand) in 2002, respectively)	156,430	170,762	1,286,827
PFG entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥75,447 million in 2001.)	835,854	-	-
Lease deposits	90,601	74,591	562,102
Non-trading debt securities	590,694	426,400	3,213,263
Investments in equity securities	272,761	192,377	1,449,714
Investments in and advances to affiliated companies	403,818	257,089	1,937,370
Deferred tax assets	87,006	132,808	1,000,814
Other assets	443,867	160,964	1,212,992
	2,881,031	1,414,991	10,663,082
Total Assets	17,146,024	17,758,273	133,822,705

NOMURA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
Payables, borrowings and deposits:			
Payables to customers	449,219	729,907	5,500,429
Payables to other than customers	363,658	182,760	1,377,242
Payables under repurchase agreements and securities loaned transactions	7,448,220	8,245,492	62,136,338
Short-term borrowings	1,151,823	1,689,504	12,731,756
Time and other deposits received	471,405	338,925	2,554,069
	9,884,325	11,186,588	84,299,834
Trading liabilities:			
Securities sold but not yet purchased	2,430,037	2,387,847	17,994,326
Derivative contracts	427,279	305,899	2,305,192
	2,857,316	2,693,746	20,299,518
Other liabilities:			
Accrued income taxes	43,753	50,920	383,722
Accrued pension and severance costs	44,053	56,109	422,826
Other	521,751	411,127	3,098,169
	609,557	518,156	3,904,717
Long-term borrowings	1,489,184	1,754,854	13,224,220
Non-recourse PFG entities loans and bonds	869,214	-	-
Total liabilities	15,709,596	16,153,344	121,728,289
Commitments and contingencies (See note 3)			
Shareholders' equity:			
Common stock, ¥50 par value -			
Authorized - 6,000,000,000 shares			
Issued March 31, 2002 - 1,965,919,860 shares		182,800	1,377,543
March 31, 2001 - 1,962,977,841 shares	182,797		
Additional paid-in capital	146,133	150,979	1,137,747
Retained earnings	1,177,660	1,316,221	9,918,772
Accumulated other comprehensive income:			
Minimum pension liability adjustment	(19,083)	(24,972)	(188,184)
Cumulative translation adjustments	(51,021)	(19,685)	(148,342)
	(70,104)	(44,657)	(336,526)
	1,436,486	1,605,343	12,097,536
Less-Common stock held in treasury, at cost -			
March 31, 2002 - 246,075 shares		(414)	(3,120)
March 31, 2001 - 26,334 shares	(58)		
Total shareholders' equity	1,436,428	1,604,929	12,094,416
Total liabilities and shareholders' equity	17,146,024	17,758,273	133,822,705

NOMURA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen		Translation into thousands of U.S. dollars
	Year ended March 31		
	2001	2002	2002
Revenue:			
Commissions	189,841	140,001	1,055,019
Fees from investment banking	87,160	75,255	567,106
Asset management and portfolio service fees	144,882	109,985	828,825
Net gain on trading	307,989	162,228	1,222,517
Interest and dividends	518,941	500,541	3,771,974
Loss on investments in equity securities	(98,968)	(55,860)	(420,950)
Profit from changes in equity of an affiliated company	-	3,504	26,406
PFG entities product sales	117,523	294,931	2,222,540
PFG entities rental income	103,339	177,053	1,334,235
Gain on sales of PFG entities	-	116,324	876,594
Gain on private equity investments	-	232,472	1,751,861
Other	98,591	68,965	519,706
Total revenue	1,469,298	1,825,399	13,755,833
Interest expense	553,643	504,048	3,798,402
Net revenue	915,655	1,321,351	9,957,431
Non-interest expenses:			
Compensation and benefits	305,190	379,540	2,860,136
Commissions and floor brokerage	26,393	20,962	157,965
Information processing and communications	70,998	87,252	657,513
Occupancy and related depreciation	65,319	73,787	556,044
Business development expenses	29,940	26,652	200,844
PFG entities cost of goods sold	84,004	200,871	1,513,723
PFG entities expenses associated with rental income	43,760	111,529	840,460
Other	133,879	247,786	1,867,264
	759,483	1,148,379	8,653,949
Income before income taxes	156,172	172,972	1,303,482
Income tax expense(benefit):			
Current	53,693	61,898	466,451
Deferred	45,069	(56,972)	(429,329)
	98,762	4,926	37,122
Net income	57,410	168,046	1,266,360

	Yen		Translation into U.S. dollars
Per share of common stock:			
Net income - Basic	29.25	85.57	0.64
- Diluted	29.25	85.32	0.64

NOMURA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED INFORMATION OF COMPREHENSIVE INCOME

	Millions of yen		Translation into thousands of U.S. dollars
	Year ended March 31		
	2001	2002	2002
Net income	57,410	168,046	1,266,360
Other comprehensive (loss) income:			
Change in cumulative translation adjustments	8,695	31,336	236,142
Minimum pension liability adjustment:			
Minimum pension liability gain (loss) arising during the period	(25,879)	(10,154)	(76,518)
Deferred income taxes	10,869	4,265	32,140
Total	(15,010)	(5,889)	(44,378)
Total other comprehensive loss	(6,315)	25,447	191,764
Comprehensive income	51,095	193,493	1,458,124

NOMURA HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED INFORMATION OF CASH FLOWS

	Millions of yen		Translation into thousands of U.S. dollars
	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2002
Cash flows from operating activities:			
Net income	57,410	168,046	1,266,360
Adjustments to reconcile net income to net cash provided by (used in) operating activities-			
Depreciation and amortization	52,982	65,607	494,401
Loss on investments in equity securities	98,968	55,860	420,950
Profit from changes in equity of an affiliated company	—	(3,503)	(26,398)
Gain on sales of fixed assets	(15,027)	(24,603)	(185,403)
Loss on devaluation of fixed assets	25,232	20,180	152,072
Amortization of goodwill (negative goodwill)	(5,696)	(13,316)	(100,347)
Provision for allowance for doubtful accounts	15,412	4,073	30,693
Gain on sales of PFG entities	—	(116,324)	(876,594)
Gain on private equity investments	—	(232,472)	(1,751,861)
Reversal of provision for financial assistance to NFC	(16,200)	—	-
Deferred income tax expense (benefit)	45,069	(56,972)	(429,329)
Net change in assets			
Time deposits	(41,666)	(97,592)	(735,433)
Segregated deposits and other	297,859	10,695	80,595
Loans and receivables, net of allowance	(1,577,472)	(120,045)	(904,635)
Receivables under resale agreements and securities borrowed transactions	(861,628)	(379,434)	(2,859,337)
Trading assets and private equity investments	915,146	(854,907)	(6,442,404)
Other assets	(84,637)	(113,912)	(858,418)
Net change in liabilities			
Time and other deposits received and other payables	1,800	27,852	209,887
Payables under repurchase agreements and securities loaned transactions	1,605,528	363,754	2,741,176
Financial assistance for NFC	(59,000)	—	—
Trading liabilities	(172,483)	(264,355)	(1,992,125)
Accrued income taxes	19,936	6,058	45,652
Other accrued liabilities	64,704	331,294	2,496,564
Total adjustments	308,827	(1,392,062)	(10,490,294)
Net cash provided by (used in) operating activities	366,237	(1,224,016)	(9,223,934)
Cash flows from investing activities:			
Payments for purchases of office buildings, equipment and installations	(78,414)	(468,426)	(3,529,962)
Proceeds from sales of office buildings, equipment and installations	47,558	529	3,987
Payments for purchases of investments	(3,192)	(3,017)	(22,735)
Proceeds from sales of investments	85,931	36,621	275,968
Business combinations, net of cash acquired	(107,398)	19,894	149,917
Cash contributed to private equity investments	—	(95,720)	(721,326)
Proceeds from sales of PFG entities	—	129,469	975,652
(Increase) decrease in non-trading debt securities	(147,119)	178,869	1,347,920
(Increase) decrease in other investments and other assets	(68,769)	26,989	203,384
Net cash used in investing activities	(271,403)	(174,792)	(1,317,197)
Cash flows from financing activities:			
Increase in long-term borrowings	650,098	1,542,551	11,624,348
Decrease in long-term borrowings	(473,195)	(966,131)	(7,280,565)
(Decrease) increase in short-term borrowings	(248,901)	696,681	5,250,044
Payments of cash dividends	(29,398)	(34,352)	(258,870)
Net cash (used in) prepared by financing activities	(101,396)	1,238,749	9,334,959
Effect of exchange rate changes on cash and cash equivalents	(12,732)	13,018	98,101
Net decrease in cash and cash equivalents	(19,294)	(147,041)	(1,108,071)
Cash and cash equivalents at beginning of the year	522,970	503,676	3,795,599
Cash and cash equivalents at end of the year	503,676	356,635	2,687,528
Supplemental information on cash flows:			
Cash paid during the year for-			
Interest	508,752	460,538	3,470,519
Income taxes payments, net	21,943	65,335	492,351
Non cash financing activities-			
Conversion of convertible bonds into common stock and additional paid-in capital	1	—	—

1. Summary of accounting policies:

Accounting policies

Description of business—

Nomura Holdings, Inc. (formerly The Nomura Securities Co., Ltd.) (the "Company") was created on October 1, 2001, via a corporation separation, where the General Meeting of Shareholders on June 28, 2001 approved the adoption of a holding company structure. This was effected through The Nomura Securities Co., Ltd. changing its name to Nomura Holdings, Inc. and becoming a holding company. At the same time, its wholly-owned subsidiary, Nomura Securities Spin-off Preparation Company, Limited changed its name to Nomura Securities Co., Ltd. and started its operation as a registered security company. The consolidated financial information has been presented on this basis.

The Company and its broker-dealers, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. Such services include equity and fixed income brokerage, trading, underwriting, distribution and clearance; trading of foreign exchange and futures contracts and other derivatives in a broad range of asset categories, rates and indices; investment banking, real estate, project finance, private equity finance and other corporate finance advisory activities; international merchant banking and other principal investment activities; and asset management, private banking, trust and custody services.

Basis of presentation—

The consolidated financial information includes the accounts of the Company and its majority-owned subsidiaries. The consolidated financial information includes the accounts of the investee companies ("PFG entities") of the Principal Finance Group ("PFG") through March 27, 2002 the date such entities were contributed to a limited partnership in exchange for a limited partnership interest (collectively, the Company, its majority-owned subsidiaries and PFG entities are referred to as "Nomura"). The Company consolidated PFG entities through March 27, 2002 because it had a controlling financial interest in the PFG entities up to that date. The Company's principal subsidiaries include Nomura Holding America Inc. and Nomura International plc. All material intercompany transactions and accounts have been eliminated on consolidation. Investments in 20 to 50 percent owned companies, which are not consolidated, are accounted for using the equity method of accounting and are reported in *Investments in and advances to affiliated companies*.

Summary of Critical Accounting Policies

The accompanying consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America. Nomura believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Use of Estimates—

In presenting the consolidated financial information, management makes estimates regarding certain financial instrument valuations, the outcome of litigation, valuation allowances for loan losses and deferred tax assets, and other matters that affect the reported amounts of assets and liabilities as well as disclosures in the financial information. Estimates by their nature are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial information.

Fair Value of Financial Instruments—

Financial instruments including derivatives, used in Nomura's trading activities are recorded at fair value with unrealized gains and losses reflected in trading revenues. Fair values are based on listed market prices, where possible. If listed market prices are not available or if the liquidation of the Company's positions would reasonably be expected to impact market prices, fair value is determined based on valuation pricing models which take into consideration time value and volatility factors.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses, and the use of different valuation models or underlying assumptions could produce different financial results.

Private Equity Investments—

On March 27, 2002, Nomura contributed its PFG entities to a partnership in exchange for a limited partnership interest. As a result of contributing the PFG entities for a limited partnership interest, the general partner assumed control of the investments and, accordingly, Nomura ceased consolidating the investments at such time. Nomura accounts for its investment in the partnership at fair values in accordance with accounting practice for broker-dealers and includes the investment in "Private equity investments".

As stated above, investments that are controlled by the general partner are carried at fair value and changes in fair value are reflected in revenues. The determination of fair value is significant to Nomura's financial statements and requires management to make judgements.

As the underlying investments are in private companies, no external quoted prices are available. In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm's length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at its weighted average cost of capital and in some cases real estate property valuations received from independent appraisers.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or our financial condition.

Transfers of Financial Assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement requires that we account for the transfer of financial assets as a sale when we relinquish control over the asset. In connection with these securitization activities, Nomura utilizes special purposes entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. Nomura derecognizes financial assets transferred to securitizations provided that we have relinquished control over such assets.

<u>Other policies</u>

Translation of accounts denominated in foreign currencies and of foreign currency financial statements—

The financial statements of the Company's subsidiaries outside Japan are measured using the functional currency. Generally, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the respective period ends; all revenue and expenses are translated at the average exchange rates for the respective periods and the resulting translation adjustments are accumulated and reported as *Cumulative translation adjustments* in shareholders' equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the respective period ends and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

PFG entities revenue—

Product sales revenue, representing sales of beer, wine and spirits, and consumer electronics, is recognized upon the exchange of merchandise with customers or upon delivery of beer to pubs. Rental income under operating leases for tenanted pubs and residential properties is recognized over the lease term generally on a straight-line basis. Rental income under operating leases for consumer electronics is recognized as earned under the terms of rental agreements, generally on a straight-line basis.

Securities inventory, non-trading debt securities and securities sold but not yet purchased—

Trading assets owned and trading liabilities sold but not yet purchased, including contractual commitments arising pursuant to derivatives transactions, are recorded on the consolidated balance sheets on a trade date basis at market or fair value with the related gains and losses recorded in *Net gain on trading* in the consolidated statements of income. Fair value is generally based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement in current market conditions. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flows and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Securities inventory and securities sold but not yet purchased include options on securities purchased and written, respectively.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in *Revenue—Other* in the consolidated statements of income.

Nomura engages in Gensaki transactions, which originate in the Japanese financial market. Gensaki transactions involve the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial information; therefore, the related securities and obligations to repurchase are not reflected in the consolidated balance sheets.

Securities financing transactions—

Repurchase and reverse repurchase transactions ("Repo transactions") principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. The subsidiaries take possession of securities purchased under Repo agreements, value the securities on a daily basis and obtain additional collateral if the value of the securities is not sufficient to protect them in the event of default by the customer. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation ("FIN") No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements".

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the consolidated balance sheets as the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

On March 31, 2001, Nomura adopted Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" as to disclosure requirements and collateral recognition. On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are classified as *Securities pledged as collateral* in accordance with SFAS No. 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

These derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in *Net gain on trading*. Unrealized gains and losses arising from Nomura's dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, "Offsetting of Amounts Related to Certain Contracts".

Asset and liability management

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies the fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of loans receivable from customers and from other than customers. Loans receivable from customers consist of commercial loans and margin transaction loans. Loans receivable from other than customers mainly represent loans receivable from institutional counter parties in the money markets used for short-term financing.

Allowances for loan losses on loans for margin transactions and loans receivable from other than customers are provided for based primarily on historical loss experience.

Allowances for loan losses on commercial loans reflect management's best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and, facilities which consist mainly of installations and software are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of the each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Investments in equity securities—

Nomura's investments in equity securities include marketable and non-marketable equity securities which have been acquired for Nomura's operating purposes. Nomura makes such operating investments and holds them for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. In accordance with accounting principles generally accepted in the United States of America for broker-dealers, investments in equity securities are recorded at market or fair value and unrealized gains and losses are recognized currently in income.

Long-lived assets—

As required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized based on the market or fair value.

Income taxes—

In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it is believed more likely than not that a benefit will be realized. A valuation allowance is provided, as deemed appropriate, for tax benefits available to Nomura but when it is more likely than not that a tax benefit will not be realized.

Lump-sum severance indemnities and pension plans—

Pension and severance expenses are determined in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

Stock-based compensation—

Nomura accounts for its stock-based compensation plan in accordance with Accounting Principles Board Opinion ("APB")No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, Nomura recognizes the expense related to stock-based compensation plans based on the excess, if any, of the market value of the stock at the date of award granted over the exercise price of the award.

Net income per share—

The computation of basic net income per share is based on the average number of shares outstanding during the period. Diluted net income per share reflects the potential dilutive effect of convertible bonds.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill and negative goodwill—

Goodwill recorded by the end of June 2001 is recognized as the excess of acquisition cost over acquired net assets at their fair value. Goodwill recorded by the end of June 2001 is included in *other assets* and amortized over 10 to 20 years on a straight-line basis.

Negative goodwill, which is recognized as the excess of acquired net assets at their market or fair value over the acquisition cost, is included in *Other liabilities* on the accompanying balance sheets, and amortized over periods of 10 years on a straight-line basis.

The amortization of goodwill and negative goodwill is included in *Non-interest expenses — Other.*

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for convenience and have been translated at the rate of ¥132.70 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2002. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Credit commitments and contingencies:

Nomura enters into, in the normal course of its subsidiaries' banking/financing activities, contractual commitments to extend credit, standby letters of credit, underwriting commitments and issuance of financial guarantees, which generally have a fixed expiration date.

Contractual amounts of these commitments at March 31, 2001 and 2002 were as follows:

	Millions of Yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Commitments to extend credit and note issuance facility	212,270	138,599	1,044,454
Standby letters of credit and financial guarantees	40,138	25,721	193,828

4. Segment Information [Operating Segments] :

Business segments' results for the years ended March 31, 2001 and 2002 are shown in the following table. Business segments' information on total assets is not disclosed, because management does not utilize information on total assets for its operating decisions and therefore, it is not reported to the management.

The major components of income/(loss) before income taxes in "Other" are gain/(loss) on investment securities, equity in earnings (losses) of affiliate, amortization of goodwill and corporate items.

	Millions of yen				
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2001					
Non-interest revenue	260,193	487,644	58,237	(5,036)	801,038
Net interest revenue	6,236	(24,839)	1,810	21,510	4,717
Net Revenue	266,429	462,805	60,047	16,474	805,755
Non-interest expenses	215,638	210,062	39,537	76,929	542,166
Income (loss) before income taxes	50,791	252,743	20,510	(60,455)	263,589
Year ended March 31, 2002					
Non-interest revenue	226,156	385,430	46,840	11,171	669,597
Net interest revenue	2,949	54,505	367	14,422	72,243
Net Revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299
Income (loss) before income taxes	20,484	191,278	10,176	(143,397)	78,541
	Translation into thousands of U.S. dollars				
Year ended March 31, 2002					
Non-interest revenue	1,704,265	2,904,521	352,977	84,182	5,045,945
Net interest revenue	22,223	410,739	2,766	108,681	544,409
Net Revenue	1,726,488	3,315,260	355,743	192,863	5,590,354
Non-interest expenses	1,572,125	1,873,828	279,058	1,273,474	4,998,485
Income (loss) before income taxes	154,363	1,441,432	76,685	(1,080,611)	591,869

The table below presents reconciliation of the combined segment information included in the table above to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into thousands of U.S. dollars
	Year ended March 31		
	2001	2002	2002
Income before income taxes	263,589	78,541	591,869
Unrealized gain/(loss) on investments in equity securities held for relationship purpose	(87,390)	(60,177)	(453,481)
Consolidation of the PFG entities	(20,027)	154,608	1,165,094
Consolidated income before income taxes	156,172	172,972	1,303,482
Net Revenue	805,755	741,840	5,590,354
Unrealized loss on investments in equity securities held for relationship purpose	(87,390)	(60,177)	(453,481)
Effect of consolidation/deconsolidation of the PFG entities	197,290	639,688	4,820,558
Consolidated net revenue	915,655	1,321,351	9,957,431

Break down of "Commission received" and "Net gain on trading"

Commission received

	(A) Year ended March 31, 2001	(B) Year ended March 31, 2002	Millions of yen (B) / (A) Comparison (%)	Translation into thousands of U.S. dollars Year ended March 31, 2002
Commissions	189,841	140,001	73.7	1,055,019
out of which Brokerage Commissions	133,541	97,505	73.0	734,778
Commissions for Distribution of Investment Trust	37,677	26,728	70.9	201,417
Fees from Investment Banking	87,160	75,255	86.3	567,106
out of which Underwriting and Distribution	71,509	61,010	85.3	459,759
M&A / Financial Advisory Fees	11,494	13,383	116.4	100,852
Asset Management and Portfolio Service Fees	144,882	109,985	75.9	828,825
out of which Asset Management Fee	124,463	100,142	80.5	754,650
Total	421,883	325,241	77.1	2,450,950

Net gain on trading

	(A) Year ended March 31, 2001	(B) Year ended March 31, 2002	Millions of yen (B) / (A) Comparison (%)	Translation into thousands of U.S. dollars Year ended March 31, 2002
Merchant Banking	12,916	(6,828)	—	(51,454)
Equity Trading	259,800	113,036	43.5	851,816
Fixed Income and Other Trading	35,273	56,020	158.8	422,155
Total	307,989	162,228	52.7	1,222,517

April 30, 2002

NOMURA HOLDINGS, INC.
Financial Information for The Year Ended March 31, 2002

We are pleased to report the consolidated financial results of Nomura Holdings, Inc. and its subsidiaries for the year ended March 31, 2002.

For further information, please contact:
Nomura Securities Co., Ltd.
Nomura Group Headquarters
Finance Department
Akira Maruyama, General Manager
9-1 Nihonbashi 1-chome, Chuo-ku,
Tokyo 103-8011, Japan
TEL: (03) 3211-1811

The consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and with the Japanese Securities and Exchange Law.

This document contains statements that may constitute, and from time to time our management may make, "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Consolidated Financial Summary under Japanese GAAP
For The Year Ended March 31, 2002

Date:	April 30, 2002
Company name (code number):	Nomura Holdings, Inc. (8604) (Former Company Name: The Nomura Securities Co., Ltd.)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya (Overseas) New York, Amsterdam, Luxembourg, Singapore
For inquiries:	Akira Maruyama General Manager, Finance Department, Nomura Group Headquarters, Nomura Securities Co., Ltd. Tel: (Country Code 81) 3-3211-1811 (URL http://www.nomura.co.jp/)

Consolidated Financial Highlights for The Year Ended March 31, 2002

(1) Operating Results

(Truncated to the nearest millions except per share data, percentages and shares)

	Year Ended March 31	
	2002	2001
Operating revenue	¥ 1,121,743	¥ 1,299,399
change from the year ended March 31, 2001	(13.7)%	
Net operating revenue	¥ 705,346	*
change from the year ended March 31, 2001	*	
Operating income	¥ 154,489	¥ 274,383
change from the year ended March 31, 2001	(43.7)%	
Ordinary income	¥ 192,255	¥ 302,084
change from the year ended March 31, 2001	(36.4)%	
Net income	¥ 102,756	¥ 181,666
change from the year ended March 31, 2001	(43.4)%	
Net income per share	¥ 52.32	¥ 92.54
Fully diluted net income per share	¥ 52.22	¥ 92.29
Return on shareholders' equity	6.1%	11.9%
Equity in earnings of affiliates	¥ (1,882)	¥ 651
Average number of shares issued and outstanding	1,963,881 thousand	1,962,936 thousand

* See the Notes to Consolidated Statements of Income.

(2) Financial Position

(Truncated to the nearest millions except per share data, percentages and shares)

	At March 31	
	2002	2001
Total assets	¥ 18,177,716	¥ 20,529,135
Shareholders' equity	¥ 1,704,988	¥ 1,642,408
Shareholders' equity as a percentage of total assets	9.4%	9.4%
Book value per share	¥ 867.38	¥ 836.70
Numbers of shares issued and outstanding	1,965,674 thousand	1,962,951 thousand

Nomura provides investment, financing and related services in the capital markets on a global basis, and in the capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

The consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and with the Japanese Securities and Exchange Law.

Corporate Goals and Principles

On October 1, 2001, Nomura Holdings, Inc. (the "Company") and its consolidated subsidiaries (together with the Company, "Nomura") reorganized into a holding company structure. Under this structure, Nomura will utilize its management resources more flexibly and efficiently under the name, "Nomura Group."

Nomura regards securities and securities-related businesses as its core businesses and concentrates management resources on these areas to achieve the goal of becoming a globally competitive Japanese financial services group. As a first step, we will continue to take advantage of our strong franchise in Japan where the securities business and securities-related businesses are expected to experience significant growth in the year ahead. Additionally, we will also utilize our domestic leadership position to build a more formidable presence in the international market place.

In seeking to realize our objectives, we rely on four key points of management philosophy. First, we concentrate management resources on our core businesses. Second, we provide solutions through the capital markets. Third, we make a major contribution to expanding the role of the capital market-centered financing system in Japan and so help in the country's economic recovery. Fourth, we focus on shareholder value.

Business Strategy

Since the reorganization, we have adopted a business line approach in the execution of operations rather than focus on individual subsidiaries. Our business portfolio consists of Domestic Retail, Global Wholesale and Asset Management. Global Wholesale consists of Fixed Income, Equity, Investment Banking and Merchant Banking, which was established last October.

We are seeking to expand our individual and institutional client bases and increase profitability through close coordination between these business lines.

In our asset management businesses, we aim to increase assets under management by expanding our asset management and product development capabilities in order to build a stable revenue source.

Our group management strategies are formulated by the Company's Strategic Management Committee ("SMC"). The SMC reviews each business line's business plans and allocates management resources efficiently and flexibly enabling us to respond in a prompt and accurate fashion to the changing business environment and diversification of clients' needs.

Target

The return on equity (ROE) of a securities company fluctuates widely due to the nature of the securities business. However, Nomura emphasizes maximizing shareholder value by achieving its target average ROE of 10-15% in the mid- to long-term. In order to achieve this target, each business line operates utilizing the resources allocated to it by the SMC. The SMC monitors the performance of each business line using indicators such as Nomura Value Added (NVA: profit after tax and capital cost reduction).

Dividend Policy

Achieving target ROE and increasing shareholders' equity remain most important to the Company. Therefore, we will determine the dividend amount based on the achieved ROE level while taking into account the stability of dividend payments and maintaining sufficient capital to avail ourselves of developing business opportunities.

According to this policy, we will propose a 15.0 yen per share dividend at the general meeting of shareholders.

As for retained profits, we intend to invest in business areas where high profitability and growth are expected, including development and expansion of infrastructure, to increase ROE.

Reduction of the Size of Trading Units

Nomura acknowledges reduction of the size of trading units as important to allow greater access to investors and as conducive to expanding the securities market. We will consider such reductions following the revision of the Commercial Code, etc.

Recent Developments in Corporate Governance

The Company was listed on the New York Stock Exchange (NYSE) on December 17, 2001. Through this listing we have clearly demonstrated in and outside of Japan that our goal is to become a globally competitive Japanese financial services group and expand our strategic options. We would like to enhance information disclosure in conformity with the spirit of fair disclosure and strengthen corporate governance.

- From the viewpoint of enhancing management structure transparency, the Company appointed two of its eleven directors from outside Nomura.

- We also established the Advisory Board as a consulting body to the SMC. This board consists of top management figures from global Japanese corporations who offer valuable management advice and recommendations.

- We established the Executive Compensation Committee, which consists solely of two outside directors and the Company' President, to discuss modalities for Nomura Group compensation.

- We established the Audit Committee to promote increased corporate propriety across the entire Nomura Group and develop internal regulations; some of its members are appointed from outside.

Current Challenges

At present Japan is struggling to recover from a protracted economic slump and we believe we have a responsibility to contribute to this recovery through the capital markets. We aim to maximize shareholder value by generating profits through this process of recovery and meet the expectations of our shareholders / investors.

Domestic Retail aims to achieve sustained revenue by accumulating retail client assets and by providing value-added investment consultation services to customers combining face-to-face consultation and IT-related services. In addition to this, Nomura is working to expand the boundaries of participation in the securities market from a long-term perspective. In this regard, we have started broad-based educational activities for perspective investors, which include sponsoring securities business related courses at universities.

Global Wholesale seeks to expand Nomura's global franchise through our leading position in Japanese financial markets by providing comprehensive solutions to clients amid growing needs for business portfolio and balance sheet restructuring and domestic and cross-border M&A.

Asset Management aims to improve our asset management and product development capabilities in order to increase the volume of assets under management in investment trusts and pension money-related investment advisory services. The strategic advantage inherent in this ambition is the achievement of a strong, stable source of revenue.

In line with the above strategy, we will provide value-added services to society and establish a diversified revenue structure, which will mitigate the impact of market fluctuation. By doing so, we seek to consistently grow shareholder value.

Results of Operations and Financial Conditions

Results of Operations

Nomura reported operating revenues of 1,121.7 billion yen, for the fiscal year ended March 31, 2002, a year-on-year decline of 10.3%. Net operating revenue, net of interest expenses, was 705.3 billion yen and selling, general and administrative expenses of 550.9 billion yen, an increase of 7.5%. As a result, ordinary income amounted to 192.3 billion yen, down 36.4%, and net income amounted to 102.8 billion yen, down 43.4%. Nomura's return on equity was 6.1%.

1. Commission Revenues

(1) Brokerage Commissions

Brokerage commissions amounted to 97.5 billion yen, down 27.0% due to the stagnant Japanese equity market.

(2) Underwriting Commissions

Despite the increase in foreign bonds issued by highly rated corporations and overseas public institutions, underwriting commissions amounted to 60.6 billion yen, a decline of 15.1% due to a decrease in initial public stock offerings and public stock offerings as a result of the sluggish Japanese equity market.

(3) Distribution Commissions

Distribution commissions decreased by 29.0% to 26.9 billion yen due to a decrease in the distribution volume of stock investment trusts and waiver of certain distribution fees for clients who rolled over the Medium-term Japanese Government Bond Fund to certain stock investment trusts.

(4) Other Commissions

As a result of the redemption of the Medium-term Japanese Government Bond Fund in September 2001 and decline of Money Management Funds, the total outstanding balance of investment trusts in Nomura's custody decreased by 2.6 trillion yen to 13.0 trillion yen, leading to a reduction in asset management fees. Consequently, other commissions totaled 150.9 billion yen, a decline of 17.8%.

2. Net Gain on Trading / Net Interest and Dividend Revenue

Net gain on merchant banking trading was 146.1 billion yen, an increase of 181.9%, mainly due to the sale of certain investments in the Merchant Banking Division. Net gain on equity trading decreased by 54.8% but still totaled 113.6 billion yen despite a bearish Japanese stock market. Net gain on trading for fixed income and other was 29.6 billion yen, a decrease of 29.5%. As a result, the total net gain on trading and net interest and dividend income amounted to 369.5 billion yen, representing a increase of 2.5%.

3. Selling, General and Administrative Expenses

Selling, general and administrative expenses rose by 7.5% to 550.9 billion yen because of an increase in compensation and benefits in Europe in connection with the sale of certain investments in the Merchant Banking Division.

4. Special Profits / Losses

Total special profits for the year amounted to 47.4 billion yen, mainly consisting of a 24.6 billion-yen in gains on sales of investment securities and a 16.8 billion-yen reversal of reserve for multi-employer pension plan. Special losses totaled 77.5 billion yen, comprising of 52.3 billion yen in loss on the devaluation of investment in an affiliate and 18.5 billion yen in loss on the devaluation of investment securities.

Financial Condition

1. Balance Sheet

Total assets amounted to 18.1 trillion yen, down 2.3 trillion yen due mainly to changes in the presentation of the consolidated balance sheet as required by changes in accounting principles. (See Notes to Consolidated Balance Sheet.) Total shareholders' equity increased by 62.6 billion yen to 1,705.0 billion yen.

2. Cash Flow

Net cash provided by operating activities decreased to (369.5) billion due mainly to an increase in net trading assets despite income before income taxes of 162.1 billion yen. Nomura continued selling its investment securities but purchased bonds from the Money Management Funds managed by Nomura Asset Management Co., Ltd. during the fiscal year, and thus the balance of cash and cash equivalents decreased by 19.7 billion yen to 356.6 billion yen from last fiscal year.

Consolidated Financial Statements

Consolidated Balance Sheets

(Millions of yen)

	March 31, 2002
Assets	
Current assets	17,085,481
Cash and time deposits	737,673
Deposits with exchanges and other segregated cash	38,061
Trading assets:	7,981,914
Trading securities	7,246,396
Derivative contracts	735,518
Margin account assets:	417,226
Loans to customers on margin transactions	82,152
Cash collateral to securities finance companies	335,073
Loans with securities as collateral	6,491,739
Cash collateral for securities borrowed	6,344,926
Loans in gensaki transactions	146,812
Receivables from customers and others	43,026
Short-term loans receivable	740,888
Short-term securities	141,988
Deferred tax assets	87,831
Other current assets	408,307
Allowance for doubtful accounts	(3,174)
Fixed assets	1,092,235
Tangible fixed assets, net	109,193
Intangible assets, net	67,724
Investments and other	915,316
Investment securities	611,243
Long-term loans receivable	90,084
Deferred tax assets	51,379
Other	178,307
Allowance for doubtful accounts	(15,698)
Total assets	18,177,716

(Millions of yen)

	March 31, 2001
Assets	
Current assets	19,271,215
Cash and time deposits	629,540
Deposits with exchanges and other segregated cash	45,304
Receivables from customers and others	100,131
Short-term loans receivable	625,777
Trading assets:	7,486,606
Trading securities	6,715,035
Option contracts	120,426
Derivative contracts	651,144
Margin accounts:	253,237
Loans to customers on margin transactions	137,431
Cash collateral to securities finance companies	115,806
Gensaki transactions	432,572
Cash collateral for securities borrowed	5,880,191
Secuities held as collateral	2,983,462
Short-term securities	465,726
Deferred tax assets	41,943
Other current assets	341,626
Allowance for doubtful accounts	(14,906)
Fixed assets	1,257,920
Tangible fixed assets, net	106,473
Intangible assets, net	57,409
Investments and other	1,094,037
Investment securities	608,725
Long-term loans receivable	224,743
Deferred tax assets	68,126
Other	199,062
Allowance for doubtful accounts	(6,619)
Total assets	20,529,135

(Millions of yen)

	March 31, 2002
Liabilities	
Current liabilities	14,765,779
Trading liabilities:	3,126,071
Trading securities	2,374,247
Derivative contracts	751,824
Net payables arising from pre-settlement date trades	407,261
Margin account liabilities:	20,295
Borrowing from securities finance companies	3,105
Customer margin sale proceeds	17,190
Borrowings with securities as collateral	8,160,953
Cash collateral for securities loaned	7,777,751
Borrowings in gensaki transactions	383,201
Payables to customers and others	347,249
Guarantee deposits received	282,810
Short-term borrowings	1,456,908
Commercial paper	388,000
Bonds and notes due within one year	205,419
Accrued income taxes	50,920
Deferred tax liabilities	997
Accrued bonuses	98,680
Reserve for directors' retirement allowance	3,054
Other current liabilities	217,155
Long-term liabilities	1,703,774
Bonds and notes	1,202,952
Long-term borrowings	368,950
Deferred tax liabilities	459
Reserve for retirement benefits	42,572
Goodwill	29,820
Other long-term liabilities	59,019
Statutory reserves	463
Reserve for securities transactions	463
Total liabilities	16,470,017
Minority interest	2,710
Shareholders' equity	
Common stock	182,799
Additional paid-in capital	110,410
Retained earnings	1,362,028
Net unrealized gain on investments	38,266
Cumulative translation adjustments	11,897
Treasury stock held by the Company	(413)
Total shareholders' equity	1,704,988
Liabilities, minority interest and shareholders' equity	18,177,716

(Millions of yen)

	March 31, 2001
Liabilities	
Current liabilities	17,325,229
Short-term borrowings	1,060,838
Commercial paper	403,473
Bonds and notes due within one year	196,969
Payables to customers and others	230,371
Net payables arising from pre-settlement date trades	259,811
Trading liabilities:	3,163,726
Trading securities	2,295,851
Option contracts	97,665
Derivative contracts	770,209
Margin accounts:	14,850
Borrowing from securities finance companies	2,904
Customer margin sale proceeds	11,945
Gensaki transactions	1,183,303
Cash collateral for securities loaned	7,374,833
Securiites borrowed	2,693,485
Guarantee deposits received	118,007
Guarantee securities received	289,977
Accrued income taxes	41,259
Deferred tax liabilities	32
Accrued bonuses	87,720
Other current liabilities	206,568
Long-term liabilities	1,541,673
Bonds and notes	1,085,772
Long-term borrowings	271,726
Deferred tax liabilities	1,573
Reserve for retirement benefits	39,164
Reserve for multi-employer pension plan	37,586
Goodwill	51,412
Other long-term liabilities	54,438
Statutory reserves	1,872
Reserve for securities transactions	1,871
Reserve for financial futures transactions	0
Total liabilities	18,868,774
Minority interest	17,951
Shareholders' equity	
Common stock	182,796
Additional paid-in capital	105,563
Retained earnings	1,294,198
Net unrealized gain on investments	75,592
Cumulative translation adjustments	(15,684)
Treasury stock held by the Company	(58)
Total shareholders' equity	1,642,408
Liabilities, minority interest and shareholders' equity	20,529,135

Consolidated Statements of Income

(Millions of yen)

	Year Ended March 31, 2002
Operating revenue	1,121,743
Commissions	335,841
Net gain on trading	289,397
Net gain on other inventories	18
Interest and dividend income	496,485
Interest expense	416,397
Net operating revenue	705,346
Selling, general and administrative expenses	550,857
Transaction-related expenses	75,305
Compensation and benefits	289,935
Rental and maintenance	68,359
Data processing and office supplies	41,423
Depreciation and amortization	29,372
Taxes, other than income taxes	7,521
Other	38,941
Operating income	154,489
Non-operating income	47,852
Amortization of goodwill	28,019
Other	19,832
Non-operating expenses	10,085
Equity in earnings of affiliates - net loss	1,882
Other	8,203
Ordinary income	192,255
Special profits	47,408
Special losses	77,537
Income before income taxes	162,126
Income taxes - current	56,076
Income tax -deferred tax expense	2,287
Minority interest	(1,004)
Net income	102,756

(Millions of yen)

	Year Ended March 31, 2001
Operating revenue	1,299,399
Commissions	426,230
Net gain on trading	345,189
Net gain on other inventories	10
Interest and dividend income	527,968
Operating expenses	1,025,015
Selling, general and administrative expenses	512,318
Transaction-related expenses	83,300
Compensation and benefits	268,377
Rental and maintenance	63,767
Data processing and office supplies	35,649
Depreciation and amortization	24,874
Taxes, other than income taxes	8,251
Other	28,097
Interest expense	512,697
Operating income	274,383
Non-operating income	34,135
Equity in earnings of affiliates - net profit	651
Amortization of goodwill	25,760
Other	7,723
Non-operating expenses	6,434
Loss on sales of treasury stock held by a subsidiary	1,690
Other	4,743
Ordinary income	302,084
Special profits	65,538
Special losses	44,923
Income before income taxes	322,699
Income taxes - current	48,033
Income taxes - deferred tax expense	90,834
Minority interest	(2,164)
Net income	181,666

Consolidated Statements of Retained Earnings

(Millions of yen)

	Year Ended March 31, 2002	Year ended March 31, 2001
Retained earnings at beginning of year	1,294,198	1,142,419
Decrease in retained earnings	34,926	29,887
Cash dividends	34,351	29,398
Directors' bonuses	574	489
Net income	102,756	181,666
Retained earnings at end of year	1,362,028	1,294,198

Consolidated Statements of Cash Flows

(Millions of yen)

	Year ended March 31, 2002
Cash flows from operating activities:	
Income before income taxes	162,126
Depreciation expenses	29,372
Gain on sales of investment securities	(24,562)
Reversal of reserve for multi-employer pension plan	(16,788)
Profit from changes in equity of an affiliated company	(4,648)
Loss on devaluation of investments in affiliates	52,256
Loss from sales and devaluation of investment securities	24,471
Adjustments of other special profit / loss items	(598)
Equity in earnings of affiliates	1,882
Amortization of goodwill	(28,019)
Adjustments of other non-operating income / expenses	(4,047)
Interest and dividend income	(466,815)
Interest expenses	384,635
Increases / decreases of assets	
Time deposits	(106,260)
Loans and other receivables, net of allowance for doubtful accounts	41,313
Margin account assets	(163,988)
Loans with securities as collateral	125,592
Trading assets	(225,232)
Short-term securities	353,268
Other	(41,024)
Increases / decreases of liabilities	
Deposits received and payables	424,251
Margin account liabilities	5,444
Borrowings with securities as collateral	(834,282)
Trading liabilities	(140,128)
Other	63,792
Sub-total	(387,991)
Interest and dividends received	477,355
Interest paid	(399,379)
Net payment of income taxes	(59,514)
Net cash used in operating activities	(369,530)
Cash flows from investing activities:	
Purchase of tangible fixed assets	(13,903)
Proceeds from sales of tangible fixed assets	529
Purchase of intangible assets	(30,696)
Purchase of investment securities	(271,504)
Proceeds from sales of investment securities	140,934
Investments in affiliates	28,465
Net cash used in investing activities	(146,175)
Cash flows from financing activities:	
Increase in long-term borrowings	247,000
Payments of long-term borrowings	(236,946)
Increases (decreases) in short-term borrowings, net	446,351
Proceeds from issuance of bonds and notes	541,949
Payments for redemption of bonds and notes	(479,687)
Payments of cash dividends	(34,351)
Net cash provided by financing activities	484,315
Effect of exchange rate changes on cash and cash equivalents	11,695
Net decrease of cash and cash equivalents	(19,694)
Cash and cash equivalents at beginning of year	376,329
Cash and cash equivalents at end of year	356,634

(Millions of yen)

	Year ended March 31, 2001
Cash flows from operating activities:	
Income before income taxes	322,699
Depreciation expenses	24,874
Gain on sale of investment securities	(58,267)
Loss on devaluation of investment securities	17,562
Loss on sale of tangible fixed assets	18,246
Adjustments of other special profit / loss items	1,844
Equity in earnings	(651)
Amortization of goodwill	(25,760)
Adjustments of other non-operating income / expenses	(1,288)
Interest and dividend income	(492,667)
Interest expenses	489,151
Increases / decreases of assets	
Time deposits	(60,802)
Loans and other receivables, net of allowance for doubtful accounts	301,044
Gensaki transactions	(348,896)
Margin accounts	349,904
Cash collateral for securities borrowed	(752,173)
Trading assets	(1,366,746)
Short-term securities	(122,973)
Other	423,448
Increases / decreases of liabilities	
Deposits received and payables	15,710
Gensaki transactions	(89,113)
Margin accounts	(39,693)
Cash collateral for securities loaned	1,533,761
Trading liabilities	70,694
Other	(99,503)
Sub-total	110,405
Interest and dividends received	472,640
Interest paid	(468,295)
Net payment of income taxes	(18,933)
Net cash provided by operating activities	95,817
Cash flows from investing activities:	
Purchase of tangible fixed assets	(23,668)
Proceeds from sales of tangible fixed assets	4,115
Purchase of intangible fixed assets	(25,813)
Purchase of investment securities	(171,171)
Proceeds from sales of investment securities	198,197
Purchase of stocks to acquire new subsidiaries and affiliates and proceeds from sales of stock of a subsidiary	(7,743)
Investments in affiliates	1,871
Net cash used in investing activities	(24,213)
Cash flows from financing activities:	
Increase in long-term borrowings	128,104
Decrease in long-term borrowings	(291,914)
Decreases in short-term borrowings, net	(216,792)
Proceeds from issuance of bonds and notes	408,374
Payments for redemption of bonds and notes	(198,685)
Payments of cash dividends	(29,398)
Net cash used in financing activities	(200,311)
Effect of exchange rate changes on cash and cash equivalents	(21,904)
Net (decrease) increase of cash and cash equivalents	(150,612)
Cash and cash equivalents at beginning of year	526,942
Cash and cash equivalents at end of year	376,329

Notes to Consolidated Financial Statements

The consolidated financial statements for the year ended March 31, 2002 were prepared in accordance with the Cabinet Office Ordinance Regarding Securities Companies (Prime Minister's Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (Japan Securities Dealers Association, November 14, 1974 and as amended, September 2001) based on articles No.48 and 68 of "Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements"(Ministry of Finance Ordinance No. 24, 1999), collectively Japanese GAAP.

Basis of Accounting and Presentation

1. Scope of Consolidation

Consolidated subsidiaries: 104 companies
Major consolidated subsidiaries:

Nomura Securities Co., Ltd.
Nomura Securities International, Inc.
Nomura Global Financial Products, Inc.
Nomura Europe Holdings plc
Nomura Bank (Switzerland) Ltd.
Banque Nomura France
Nomura Bank Luxembourg S.A.
Nomura Global Funding plc
Nomura Asia Holding N.V.
Nomura International (Hong Kong) Limited
Nomura Australia Limited
Nomura Advisory Services (Malaysia) Sdn. Bhd.
Nomura Babcock & Brown, Co., Ltd.
Nomura Fundnet Securities Co., Ltd.
Nomura Business Service Co., Ltd.
Nomura Holding America, Inc.
Nomura Canada, Inc.
Nomura Corporate Research and Asset Management, Inc.
Nomura International plc
Nomura Bank (Deutschland) GmbH
Nomura Italy S.I.M. p.A.
Nomura Bank International plc
Nomura Europe Finance N.V.
Nomura Investment Banking (Middle East) E. C.
Nomura Singapore Limited
P.T. Nomura Indonesia
Nomura Asset Management Co., Ltd.
Nomura Investor Relations Co., Ltd.
Nomura Trust and Banking Co., Ltd.

Twelve new subsidiaries were established or acquired and four subsidiaries were liquidated during the year ended March 31, 2002.

Nomura Babcock & Brown, Co. Ltd. ("NBB"), which operates in the leasing business, owns certain subsidiaries. Of these subsidiaries, three hundred and one operate principally as anonymous associations and as the assets, liabilities, profits and losses do not substantially belong to NBB, they are precluded from the scope of consolidation in accordance with Article 5 of the "Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements" issued by the Ministry of Finance.

2. Application of The Equity Method of Accounting for Investments in Common Stock

Affiliates accounted for under the equity method: 10 companies
Major affiliates:

Capital Nomura Securities Public Co., Ltd.
Nomura Land and Buildings Co., Ltd.
Nomura Research Institute Co., Ltd.
JAFCO Co., Ltd.

Three affiliates accounted for under the equity method in prior years were excluded from the scope of the equity method during the year ended March 31, 2002.

The equity method was not applied to the three hundred and one subsidiaries referred to above and seventy-seven affiliates of NBB, as the effect on current year income and retained earning is not material, individually or in the aggregate.

Goodwill, relating to investments accounted for under the equity method, is amortized on a straight line basis over a period of up to 20 years.

3. Significant Accounting Policies

(1) Basis and Methods of Valuation for Financial Instruments

A. For Trading Purposes

Securities, derivative contracts and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

B. For Non-Trading Purposes

Securities held for non-trading purposes are accounted for as follows:

Debt Held to Maturity	Recorded at amortized cost
Other Securities	
Securities with market value	Recorded at market value The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as "Net unrealized gain on investments" in "Shareholders' Equity" on the consolidated balance sheets
Securities with no market value	Recorded at cost using the moving average method or amortized cost

(2) Depreciation and Amortization

A. Depreciation of Tangible Fixed Assets

Tangible fixed assets are depreciated primarily on the declining-balance method.

B. Amortization of Intangible Assets

Intangible assets are amortized over their estimated useful lives primarily using the straight-line method.

(3) Provisions

A. Allowance for Doubtful Accounts

To provide for loan losses, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

B. Accrued Bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with prescribed calculation methods.

C. Reserve for Retirement Benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the present value of estimated future obligations less the fair value of current pension assets are recorded as a reserve for employee retirement benefits.

D. Reserve for Directors' Retirement Allowance

An estimated accrual has been recorded to provide for directors' retirement payments, reflecting the amendment of the Company's By-Laws.

(4) Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the consolidated statements of income.

Assets and liabilities, principally of overseas subsidiaries, are translated into Japanese yen using exchange rates as of the balance sheet date while revenues and expenses are translated using average exchange rates. Translation differences are reflected in the "Minority Interest" and "Shareholders' Equity" sections of the consolidated balance sheets.

(5) Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

(6) Hedging Activities

Mark-to-market profits and losses on hedging instruments are principally deferred as assets or liabilities until the profits or losses on the underlying hedged assets or liabilities are recognized.

(7) Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

4. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of recently acquired subsidiaries are recognized at market value in accordance with purchase accounting.

5. Amortization of goodwill

Goodwill is either amortized on a straight-line method over its estimated useful life, principally twenty years or, if immaterial, expensed when incurred.

6. Appropriation of retained earnings

The consolidated statement of retained earnings reflects the appropriation of earnings made during the year.

7. Consolidated statements of cash flows

Cash and cash equivalents in the consolidated statement of cash flows consists of cash on hand and demand deposits.

Notes to Consolidated Balance Sheets

1. Financial guarantees and commitments to extend credit consist of the following:

	(Millions of yen)	
	March 31, 2002	March 31, 2001
Financial guarantees outstanding	25,721	40,138
Commitments to extend credit	138,599	

2. Subordinated borrowings, bonds and notes consist of the following:

	(Millions of yen)	
	March 31, 2002	March 31, 2001
Short-term borrowings	-	110,000
Long-term borrowings	10,000	130,000
Bonds and notes	60,000	60,000

3. Additional disclosure of line items, reclassifications and changes in the presentation of the consolidated balance sheet at March 31, 2002 brought about by the amendment of the "Uniform Accounting Standards of Securities Companies" are as follows:

(1) In accordance with the "Securities and Exchange Law, No. 47, Paragraph 3", segregated cash from customers (money trusts only), previously included in "Cash and time deposits" has been reclassified, along with "Deposits," to "Deposits with exchanges and other segregated cash" in the accompanying balance sheet.

(2) Securities borrowed and securities received as collateral, previously recorded as "Securities held as collateral " in the assets section and "Securities borrowed" or "Guarantee securities received " in the liabilities section, are no longer recognized on the balance sheet.

(3) "Option contracts" and "Derivative contracts", shown separately in prior years, are now combined as "Derivative contracts" in both the assets and liabilities sections.

(4) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liabilities section.

(5) "Gensaki transactions", appearing in the assets section in prior years, has been renamed "Loans in gensaki transactions" and together with "Cash collateral for securities borrowed" are components of a new line item, "Loans with securities as collateral."

(6) "Gensaki transactions", appearing in the liabilities section in prior years, has been renamed "Borrowings in gensaki transactions" and together with "Cash collateral for securities loaned" are components of a new line item, "Borrowings with securities as collateral."

Notes to Consolidated Statements of Income

1. Special profits and losses consist of the following:

	(Millions of yen) Year Ended March 31	
	2002	2001
Special profits		
Gain on sales of investment securities	24,562	58,267
Reversal of reserve for multi-employer pension plan	16,788	-
Profit from changes in equity of an affiliated company	4,648	-
Reversal of reserve for securities transactions	1,407	-
Reversal of reserve for financial futures transactions	0	0
Reversal of allowance for doubtful accounts	-	7,270
Special losses		
Loss on devaluation of investments in affiliates	52,256	-
Loss on devaluation of investment securities	18,546	15,660
Loss on sales of investment securities	5,925	1,901
Expenses related to the adoption of holding company structure	809	-
Reserve for securities transactions	-	514
Loss on devaluation of fixed assets	-	17,974
Loss on facility closures	-	8,600
Loss on sales of fixed assets	-	271

2. Additional disclosure of line items, reclassifications and changes in the presentation of the consolidated statement of income for the year ended March 31, 2002 brought about by the amendment of the "Uniform Accounting Standards of Securities Companies"

(A) "Operating revenue" less " Interest expenses" is captioned as "Net operating revenue."

(B) Certain income and expenses, such as dividends received in relation to investment securities held for non-trading purposes, which are not related to the securities and securities-related business and previously recorded in operating income and expenses, are now included in "Non-operating revenue" and "Non-operating expenses."

Notes to Consolidated Statement of Cash Flows

1. A reconciliation of "Cash and time deposits" included on the balance sheet to "Cash and cash equivalents" included in the statement of cash flows is as follows:

	(Millions of yen) At March 31	
	2002	2001
Cash and time deposits (on the consolidated balance sheets)	737,673	629,540
Time deposits	(381,038)	(252,191)
Segregated funds for customers in trust	-	(1,020)
Cash and cash equivalents	356,634	376,329

2. Principal changes in the presentation of the consolidated statement of cash flows for the year ended March 31, 2002 brought about by the amendment of the "Uniform Accounting Standards of Securities Companies"

(1) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liabilities section.

(2) "Gensaki transactions", appearing in the assets section in prior years, has been renamed "Loans in gensaki transactions" and together with "Cash collateral for securities borrowed" are components of a new account, "Loans with securities as collateral." Similarly, "Gensaki transactions", appearing in the liabilities section in prior years, has been renamed "Borrowings in gensaki transactions" and together with "Cash collateral for securities loaned" are components of a new line item, "Borrowings with securities as collateral."

Note on Retirement Benefits

1. Outline of retirement benefit plans

The Company and most domestic subsidiaries provide lump-sum payments to employees at retirement. The Company and some domestic subsidiaries participate in defined benefit and defined contribution pension plans providing for annuity payments.

2. Recognition in consolidated financial statements

	(Millions of yen) March 31, 2002	March 31, 2001
(1) Reserve for retirement benefits	42,572	39,164
(2) Net pension and severance cost included in "Compensation and benefits" in "Selling, general and administrative expenses"	17,720	16,452

3. Bases of calculation

	March 31, 2002	March 31, 2001
(1) Allocation of expected retirement benefit payments	Fixed payments over a period of time	
(2) Discount rate	2.3%	2.4%
(3) Rate of return on assets	2.6%	4.2%

Segment Information

(Year Ended March 31, 2002)

1. Segment information by type of business

Nomura is engaged in global business activities focusing on securities businesses such as: 1) principal securities trading; 2) brokerage for customer transactions in securities; 3) underwriting and distribution of securities; 4) subscriptions and offerings of securities on an agent basis; 5) private placement of securities; and 6) asset management operations. These business activities, along with other financial services, generate revenues in combination.

In order to enhance the clarity in presentations of the results of our diversified operations under the new holding company structure, we are introducing additional disclosure by business line from the year ended March 31, 2002.

(Millions of yen)

	Domestic Retail	Global Wholesale	Asset Management	Other	Consolidated
Non-interest operating revenue	226,088	370,773	43,865	(15,470)	625,257
Net interest revenue	2,969	53,998	376	22,744	80,088
Net operating revenue	229,058	424,772	44,241	7,273	705,346
Operating expenses	208,616	244,794	32,370	65,076	550,857
Operating income (loss)	20,442	179,978	11,871	(57,802)	154,489

(Notes)

1. Nomura's business lines are classified based on customer base, products and organizational structure.
2. "Net operating revenue" includes inter-business-line net operating revenue.
3. "Other" includes inter-business-line elimination and the items which do not belong to any particular business line.
4. Total assets amount to 18,177,716 million yen, and most of which relate to Nomura's securities business including "Trading assets" and "Loans with securities as collateral" amount and are held in Global Wholesale. Nomura's assets relating to depreciation expense, 29,372 million yen, and capital expenditure, 44,600 million yen, do not belong to any particular operating business line.

2. Segment information by geographical area

Net operating revenue, net operating expenses and net operating income and assets by geographical area are as follows:

(Millions of yen)

	Japan	Americas	Europe	Asia/Oceania	Subtotal	Elimination	Consolidated
I Net operating revenue							
Net operating revenue from customers	480,137	23,728	192,978	8,501	705,346	—	705,346
Inter-segment revenue	6,370	(7,446)	14,790	5,573	19,287	(19,287)	—
Total	486,508	16,282	207,769	14,074	724,634	(19,287)	705,346
Selling, general and administrative expenses	346,987	61,752	141,883	21,678	572,302	(21,445)	550,857
Net operating income (loss)	139,520	(45,469)	65,885	(7,604)	152,331	2,157	154,489
II Assets	9,433,258	6,259,384	5,378,570	175,135	21,246,348	(3,068,631)	18,177,716

3. Overseas net operating revenue

Net operating revenues from countries and areas other than Japan less inter-company revenues among consolidated companies are as follows:

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas net operating revenue	25,976	195,519	8,788	230,285
II. Consolidated net operating revenue				705,346
III. Percentage of overseas net operating revenue against consolidated net operating revenue	3.7%	27.7%	1.2%	32.6%

(Note)......................................Major countries and areas for each region
Americas............................United States and Canada
Europe...............................United Kingdom, Luxembourg, Switzerland, Germany and the Netherlands
Asia and Oceania ....Hong Kong, Singapore and Australia

(Year Ended March 31, 2001)

1. Segment information by type of business

(Millions of yen)

	Domestic Retail	Global Wholesale	Asset Management	Other	Consolidated
Non-interest operating revenue	260,167	485,169	57,481	(31,387)	771,431
Net interest revenue	6,260	(23,362)	1,693	30,680	15,271
Net operating revenue	266,427	461,807	59,175	(707)	786,702
Operating expenses	215,637	209,417	38,231	49,032	512,318
Operating income (loss)	50,790	252,389	20,943	(49,739)	274,383

(Notes)

1. Nomura's business lines are classified based on customer base, products and organizational structure.
2. "Net operating revenue" includes inter-business-line net operating revenue.
3. "Other" includes inter-business-line elimination and the items which do not belong to any particular business line.
4. Total assets amount to 20,529,135 million yen, and most of which relate to Nomura's securities business including "Trading assets" and "Loans with securities as collateral" amount and are held in Global Wholesale. Nomura's assets relating to depreciation expense, 24,874 million yen, and capital expenditure, 49,481 million yen, do not belong to any particular operating business line.

2. Segment information by geographical area

Operating revenue, operating expenses and operating income and assets by geographical area are as follows:

(Millions of yen)

	Japan	Americas	Europe	Asia/Oceania	Subtotal	Elimination	Consolidated
I Operating revenue							
Operating revenue from customers	653,773	369,052	264,013	12,560	1,299,399	—	1,299,399
Inter-segment revenue	5,724	7,299	29,544	7,774	50,342	(50,342)	—
Total	659,497	376,351	293,557	20,334	1,349,741	(50,342)	1,299,399
Operating expenses	390,342	389,801	268,212	27,568	1,075,924	(50,908)	1,025,015
Operating income (loss)	269,154	(13,449)	25,345	(7,233)	273,817	566	274,383
II Assets	12,449,594	5,344,677	4,662,613	175,589	22,632,475	(2,103,340)	20,529,135

3. Overseas operating revenue

Operating revenues from countries and areas other than Japan less inter-company revenues among consolidated companies are as follows:

(Millions of yen)

Year ended March 31, 2001	Americas	Europe	Asia/Oceania	Total
I. Overseas operating revenue	373,052	266,419	12,617	652,088
II. Consolidated operating revenue				1,299,399
III. Percentage of overseas operating revenue against consolidated operating revenue	28.7%	20.5%	1.0%	50.2%

(Note)......................................Major countries and areas for each region
Americas............................United States and Canada
Europe...............................United Kingdom, Luxembourg, Switzerland, Germany and the Netherlands
Asia and Oceania ....Hong Kong, Singapore and Australia

Supplementary Information

1. Commission Revenues

(Millions of yen except percentages)

	Year Ended March 31, 2002 (A)	Year Ended March 31, 2001 (B)	Comparison A/B (%)
Brokerage Commissions	97,504	133,540	73.0 %
(Stocks)	93,191	126,886	73.4
(Bonds)	1,917	2,773	69.1
Underwriting Commissions	60,558	71,324	84.9
(Stocks)	28,997	45,645	63.5
(Bonds)	31,113	25,101	124.0
Distribution Commissions	26,895	37,860	71.0
Other Commissions	150,882	183,504	82.2
Total	335,841	426,230	78.8

2. Net Gain on Trading

(Millions of yen except percentages)

	Year Ended March 31, 2002 (A)	Year Ended March 31, 2001 (B)	Comparison A/B (%)
Merchant Banking	146,141	51,837	281.9 %
Equity Trading	113,630	251,353	45.2
Fixed Income and Other Trading	29,625	41,998	70.5
Total	289,397	345,189	83.8

Beginning from the year ended March 31, 2002, net gain on trading is classified by business line, not by product type.

3. Quarterly Results of Operations

(Millions of yen)

	First Quarter Ended June 30, 2001	Second Quarter Ended September 30, 2001	Third Quarter Ended December 31, 2001	Fourth Quarter Ended March 31, 2002	Year Ended March 31, 2002
Operating revenue	297,836	252,585	223,195	348,125	1,121,743
Commissions	83,852	82,131	79,787	90,069	335,841
Net gain on trading	45,775	38,269	35,929	169,423	289,397
Net gain on other inventories	3	3	3	8	18
Interest and dividend income	168,205	132,180	107,475	88,624	496,485
Interest expenses	154,204	116,965	85,824	59,402	416,397
Net operating revenue	143,632	135,619	137,371	288,723	705,346
Selling, general and administrative expenses	118,720	123,312	119,135	189,689	550,857
Transaction-related expenses	17,597	20,172	18,511	19,023	75,305
Compensation and benefits	62,550	59,877	58,604	108,903	289,935
Rental and maintenance	16,045	15,484	14,916	21,913	68,359
Data processing and office supplies	9,637	10,306	11,340	10,138	41,423
Depreciation and amortization	6,972	6,994	7,642	7,762	29,372
Taxes, other than income taxes	1,807	1,974	1,755	1,984	7,521
Other	4,110	8,502	6,364	19,963	38,941
Operating income	24,911	12,307	18,236	99,034	154,489
Non-operating income	15,266	7,362	9,099	16,124	47,852
Amortization of goodwill	6,426	6,809	6,444	8,338	28,019
Other	8,839	552	2,655	7,785	19,832
Non-operating expenses	3,491	3,441	861	2,291	10,085
Equity in earnings of affiliates - net loss	1,779	354	744	(996)	1,882
Other	1,711	3,087	116	3,287	8,203
Ordinary income	36,686	16,227	26,474	112,866	192,255
Special profits	5,182	18,392	16,439	7,394	47,408
Special losses	3,555	54,099	15,377	4,505	77,537
Income (loss) before income taxes	38,313	(19,479)	27,536	115,755	162,126
Income taxes - current	14,222	10,054	14,717	17,083	56,076
Income taxes - deferred	4,683	(22,333)	(4,398)	24,336	2,287
Minority interest	(453)	(421)	47	177	(1,004)
Net income (loss)	18,953	(7,621)	17,265	74,159	102,756

Results of operations for the "First Quarter" (the three months ended June 30, 2001) were restated to conform to the amended "Uniform Accounting Standards of Securities Companies."

Financial Summary (Unconsolidated)
For the Year Ended March 31, 2002

Date:	April 30, 2002
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
	(Overseas) New York, Amsterdam, Luxembourg, Singapore
For inquiries:	Akira Maruyama
	General Manager, Finance Department,
	Nomura Group Headquarters, Nomura Securities Co., Ltd.
	Tel: (03) 3211-1811
Number of shares in unit share system:	1,000 shares

(1) Operating Results

(in millions of yen except per share data)

	Operating Revenue	Net Operating Revenue	Operating Income
Fiscal Year Ended March 31, 2002	269,122	59,336	68,186

	Net Loss	Net Loss per share (Yen)	Fully Diluted Net Loss per share (Yen)	Return on Shareholders' Equity
Fiscal Year Ended March 31, 2002	37,212	18 . 94	-	(2.5)

1. Average number of shares issued and outstanding during the fiscal year ended March 31, 2002: 1,963,873,451
2. Change in accounting method: None

(2) Dividend

	Annual Dividend Per Share			Total Dividend	Payout Ratio	Dividend/ Shareholders' Equity
		Interim	Year-end			
Fiscal Year Ended	Yen	Yen	Yen	(Millions of yen)	%	%
March 31, 2002	15 . 00	-	15 . 00	29,485	-	2.0
March 31, 2001	17 . 50	-	17 . 50	34,351	26.1	2.3

(3) Financial Position

(in millions of yen except per share data and percentages)

	Total Assets	Shareholders' Equity	Shareholders' Equity/ Total Liabilities and Shareholders' Equity (%)	Shareholders' Equity Per Share (Yen)
Fiscal Year Ended March 31, 2002	2,023,909	1,441,634	71.2	733 . 40

1. Number of shares issued and outstanding at March 31, 2002: 1,965,673,785
2. Number of treasury stock issued and outstanding at March 31, 2002: 246,075

On October 1, 2001, The Nomura Securities Co., Ltd. completed its reorganization and adopted a holding company structure. The Nomura Securities Co., Ltd. transferred its securities and securities-related business to Nomura Securities Spin-off Preparation Co., Ltd. On the same day, The Nomura Securities Co., Ltd. and Nomura Securities Spin-off Preparation Co., Ltd. changed their names to Nomura Holdings, Inc. and Nomura Securities Co., Ltd., respectively. The non-consolidated results of Nomura Holdings, Inc. are incomparable between the current and prior years; therefore only the results of current year are presented.

Nomura Holdings, Inc. Unconsolidated Balance Sheet

(As of March 31, 2002)

(Millions of yen)

ASSETS		*LIABILITIES*	
	Amount		Amount
Current Assets	475,668	**Current liabilities**	277,158
Cash and time deposits	23,444	Short-term borrowings	20,000
Short-term loans receivable	367,308	Bond with maturity of less than one year	28,641
Deferred tax assets	63,313	Collaterals received	204,342
Other current assets	22,051	Accrued income taxes	160
Allowance for doubtful accounts	(448)	Reserve for directors' retirement allowance	2,851
		Other current liabilities	21,162
Fixed Assets	1,548,240	**Long-term liabilities**	305,116
Tangible fixed assets	45,184	Bonds payable	2,631
Buildings	14,144	Long-term borrowings	301,500
Furniture & fixtures	21,011	Other long-term liabilities	985
Land	10,029		
Intangible assets	55,951		
Software	55,943	**TOTAL LIABILITIES**	582,274
Others	8	*SHAREHOLDERS' EQUITY*	
Investments and others	1,447,104	Common stock	182,799
Investment securities	196,726	Additional paid-in capital	112,504
Investments in subsidiaries and affiliates	1,024,089	Earned surplus reserve	81,858
Long-term loans receivable from subsidiaries and affiliates	120,000	Other retained earnings	1,026,781
Long-term guarantee deposits	61,606	Voluntary reserve	1,040,062
Deferred tax assets	23,976	Reserve for specified fixed assets	62
Other investments	21,006	General reserve	1,040,000
Allowance for doubtful accounts	(299)	Unappropriated accumulated deficit	(13,280)
		Net unrealized gain on investments	38,104
		Treasury stock	(413)
		TOTAL SHAREHOLDERS' EQUITY	1,441,634
TOTAL ASSETS	2,023,909	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	2,023,909

Nomura Holdings, Inc. Unconsolidated Statement of Operations

(Millions of yen)

	Fiscal Year Ended March 31, 2002
Operating revenue	269,122
Property and equipment revenue	30,198
Rent revenue	15,761
Royalty on trademark	2,674
Other	1,564
Commissions	110,523
Net gain on trading	88,096
Net gain on other inventories	6
Interest and dividend income	20,297
Operating expenses	209,786
Selling, general and administrative expenses	198,620
Transaction-related expenses	26,911
Compensation and benefits	69,449
Rental and maintenance	39,666
Data processing and office supplies	33,277
Depreciation and amortization	21,408
Other	7,906
Interest expenses	11,165
Operating income	59,336
Non-operating income	12,643
Non-operating expenses	3,793
Ordinary income	68,186
Special profits	35,282
Special losses	162,750
Loss before income taxes	(59,282)
Income taxes - current	390
Income taxes - deferred	(22,459)
Net loss	(37,212)
Unappropriated retained earnings brought forward	23,931
Unappropriated accumulated deficit	(13,280)

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2002 were prepared under Japanese GAAP in accordance with "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963).

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities

a. Securities with market value	Recorded at market value. The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as "Net unrealized gain on investments" in "shareholders' equity" on the balance sheet.
b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.
(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

3. Provisions

(1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2) Provision for investments in overseas subsidiaries

To provide for losses on investments in overseas subsidiaries, the difference between the book value and the estimated fair value is recorded.

(3) Directors' retirement allowance

To provide for directors' retirement payments, an estimated accrual is recorded in accordance with the Company's by-law.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of operations.

5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

Notes to Unconsolidated Balance Sheet

1. Financial Guarantees

	March 31, 2002 (Millions of yen)
Financial guarantees outstanding	1,419,964

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, financial guarantee contracts in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

March 31, 2002
(Millions of yen)
63,334

3. Stocks of Subsidiaries and Affiliates with Market Value

(Millions of yen)

	Book value	Market Value	Difference
Investments in subsidiaries and affiliates	54,098	113,006	58,907

4. Increase in Number of Outstanding Shares During the Fiscal Year Ended March 31, 2002

(in thousand yen except number of shares)

	Number of Shares	Issue Amount	Capitalized
Exercise of stock warrants	2,603	5,999	3,001
New stock issued in exchange for shares of subsidiary	2,939,416	-	-

5. In accordance with the amendment of "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements" (Cabinet Office Ordinance No.76, 2001), "Treasury Stock" is presented in the shareholders' equity section.

Notes to Unconsolidated Statement of Operations

1. "Property and equipment fee revenue" is revenue from the leasing of furniture and fixtures, and software to subsidiaries including Nomura Securities Co., Ltd.

2. "Rent revenue" is revenue from the leasing of properties to subsidiaries including Nomura Securities Co., Ltd.

3. "Royalty on trademark" is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4. Special profits and losses consist of the following:

	Fiscal Year Ended March 31, 2002
	(Millions of yen)
Special profits	
Gain on sales of investment securities	19,891
Reversal of reserve for multi-employer pension plan	15,390
Reversal of reserve for financial futures transactions	0
Special losses	
Loss on sales of investment securities	2,867
Loss on devaluation of investment securities	11,925
Loss on devaluation of investments in affiliates	146,875
Expenses related to the adoption of holding company structure	809
Reserve for securities transactions	272

Quarterly Unconsolidated Statements of Operations

(Millions of yen)

	First Quarter Ended June 30, 2001	Second Quarter Ended Setember 30, 2001	Third Quarter Ended December 31, 2001	Fourth Quarter Ended March 31, 2002	Total
Operating revenue	107,230	111,436	23,277	27,177	269,122
Property and equipment revenue	-	-	13,986	16,212	30,198
Rent revenue	-	-	7,676	8,085	15,761
Royalty on trademark	-	-	1,306	1,367	2,674
Others	-	-	181	1,382	1,564
Commissions	56,724	53,799	-	-	110,523
Net gain on trading	38,880	49,216	-	-	88,096
Net gain on other inventories	3	3	-	-	6
Interest and dividend income	11,623	8,417	127	129	20,297
Operating expenses	79,842	81,469	21,782	26,691	209,786
Selling, general and administrative expenses	72,918	77,674	21,613	26,414	198,620
Transaction-related expenses	10,621	14,373	934	982	26,911
Compensation and benefits	32,857	33,443	146	3,001	69,449
Rental and maintenance	10,961	10,402	8,598	9,704	39,666
Data processing and office supplies	10,551	11,580	5,221	5,923	33,277
Depreciation and amortization	5,233	5,032	5,610	5,531	21,408
Others	2,690	2,840	1,101	1,272	7,906
Interest expenses	6,924	3,794	169	276	11,165
Operating income	27,387	29,967	1,494	486	59,336
Non-operating income	3,566	1,737	1,012	6,326	12,643
Non-operating expenses	982	1,633	(270)	1,448	3,793
Ordinary income	29,971	30,071	2,777	5,364	68,186
Special profits	3,957	16,444	9,798	5,081	35,282
Special losses	1,765	119,789	12,063	29,132	162,750
Income(loss) before income taxes	32,164	(73,272)	513	(18,686)	(59,282)
Income taxes - current	11,852	8,295	3,812	(23,568)	390
Income taxes - deferred	1,715	(38,333)	(2,640)	16,799	(22,459)
Net income(loss)	18,596	(43,233)	(657)	(11,917)	(37,212)

Financial Summary for the Period from May 7, 2001 to March 31, 2002

Date: April 30, 2002

Company name: Nomura Securities Co., Ltd.

Head office: 1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan

For inquiries: Akira Maruyama
General Manager, Finance Department, Nomura Group Headquarters
Tel: (Country Code 81) 3-3211-1811

Financial Highlights for the Period from May 7, 2001 to March 31, 2002

(1) Operating Results

(Truncated to the nearest million yen except per share data)

	Operating Revenue	Net Operating Revenue	Operating Income
For the Period from May 7, 2001 to March 31, 2002	223,529	215,151	60,404

	Ordinary Income	Net Income
For the Period from May 7, 2001 to March 31, 2002	60,972	38,351

(2) Financial Position

(Truncated to the nearest million yen except per share data)

	Total Assets	Shareholder's Equity	Shareholder's Equity/ Total Liabilities and Shareholder's Equity (%)	Capital Adequacy Ratio (%)
March 31, 2002	8,010,276	573,307	7.2	231.6

On May 7, 2001, Nomura Securities Spin-off Preparation Co., Ltd. was established. On October 1, 2001, The Nomura Securities Co., Ltd. completed its reorganization and adopted a holding company structure. On October 1, 2001, The Nomura Securities Co., Ltd. transferred its securities and securities-related business to Nomura Securities Spin-off Preparation Co., Ltd. On the same day, The Nomura Securities Co., Ltd. and Nomura Securities Spin-off Preparation Co., Ltd. changed their names to Nomura Holdings, Inc. and Nomura Securities Co., Ltd., respectively. Accordingly the results of Nomura Securities Co., Ltd. are presented for the current period only.

Nomura Securities Co., Ltd. Balance Sheet

(As of March 31, 2002)

(Millions of yen)

ASSETS	Amount	*LIABILITIES*	Amount
Current Assets	7,947,203	**Current Liabilities**	6,839,245
Cash and time deposits	70,656	Trading liabilities:	1,691,817
Deposits with exchanges and other segregated cash	1,156	Trading securities	1,047,315
Trading assets:	4,196,718	Derivative contracts	644,502
Trading securities	3,544,891	Net payables arising from pre-settlement date trades	162,459
Derivative contracts	651,826	Margin account liabilities:	20,295
Margin account assets:	417,226	Borrowings from securities finance companies	3,105
Loans to customers in margin transactions	82,152	Customer margin sale proceeds	17,190
Cash collateral to securities finance companies	335,073	Borrowings with securities as collateral:	2,741,798
Loans with securities as collateral:	2,825,204	Cash collateral for securities loaned	1,764,527
Cash collateral for securities borrowed	2,678,392	Borrowings in gensaki transactions	977,270
Loans in gensaki transactions	146,812	Payables to customers and others	250,313
Receivables from customers and others	2,147	Guarantee deposits received	264,674
Short-term guarantee deposits	16,357	Short-term borrowings	1,250,436
Short-term loans receivable	347,457	Commercial paper	388,000
Deferred tax assets	19,391	Accrued income taxes	29,172
Other current assets	51,516	Accrued bonuses for employees	14,000
Allowance for doubtful accounts	(630)	Other current liabilities	26,277
Fixed Assets	63,073	**Long-term Liabilities**	597,260
Tangible fixed assets	151	Bonds payable	408,200
Intangible assets	1,562	Long-term borrowings	130,000
Investments and other	61,359	Reserve for retirement benefits	37,107
Investment securities	155	Other long-term liabilities	21,952
Deferred tax assets	29,794		
Other investments	39,885	**Statutory Reserves**	463
Allowance for doubtful accounts	(8,475)	Reserve for securities transactions	463
		TOTAL LIABILITIES	7,436,969
		SHAREHOLDER'S EQUITY	
		Common stock	10,000
		Additional paid-in capital	524,956
		Other retained earnings	38,351
		Unappropriated retained earnings	38,351
		TOTAL SHAREHOLDER'S EQUITY	573,307
TOTAL ASSETS	8,010,276	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	8,010,276

Nomura Securities Co., Ltd. Statement of Income

(Millions of yen)

	For the Period from May 7, 2001 to March 31, 2002
Operating revenue	223,529
Commissions	106,962
Net gain on trading	100,002
Net gain on other inventories	11
Interest and dividend income	16,552
Interest expenses	8,377
Net operating revenue	215,151
Selling, general and administrative expenses	154,747
Transaction-related expenses	24,947
Compensation and benefits	62,808
Rental and maintenance	22,778
Data processing and office supplies	38,245
Depreciation and amortization	119
Taxes, other than income taxes	869
Other	4,976
Operating income	60,404
Non-operating income	1,354
Non-operating expenses	786
Ordinary income	60,972
Special profits	1,680
Special losses	-
Income before income taxes	62,653
Income taxes - current	29,974
Income taxes - deferred	(5,671)
Net income	38,351
Unappropriated retained earnings brought forward	-
Unappropriated retained earnings	38,351

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2002 were prepared in accordance with the "Cabinet Office Ordinance Regarding Securities Companies" (Prime Minister's Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the amended "Uniform Accounting Standards of Securities Companies" (Japan Securities Dealers Association, September, 2001) based on "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963), collectively Japanese GAAP.

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

(2) For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2) Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

4. Provisions

(1) Allowance for doubtful accounts

To provide for loan losses, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2) Accrued bonuses

To provide for employee bonus-payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3) Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the present value of estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

5. Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

Notes to Balance Sheet

1. Financial Guarantees

	March 31, 2002 (Millions of yen)
Financial guarantees outstanding	952,404

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, financial guarantee contracts in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

March 31, 2002 (Millions of yen)
281

3. Subordinated Borrowings, Bonds, and Notes

	March 31, 2002 (Millions of yen)
Long-term borrowings	130,000
Bonds payable	60,000

Notes to Statement of Income

Breakdown of Special Profits

	For the Period from May 7, 2001 to March 31, 2002 (Millions of yen)
Special profits	
Reversal of reserve for securities transactions	1,680
Reversal of reserve for financial futures transactions	0

Statements of Operations

(Millions of yen)

	For the Period from May 7, 2001 to September 30, 2001	For the Quarter from October 1, 2001 to December 31, 2001	For the Quarter from January 1, 2002 to March 31, 2002	For the Period from May 7, 2001 to March 31, 2002
Operating revenue	-	97,867	125,661	223,529
Commissions	-	52,244	54,717	106,962
Net gain on trading	-	38,478	61,523	100,002
Net gain on other inventories	-	3	8	11
Interest and dividend income	-	7,141	9,411	16,552
Interest expenses	-	3,161	5,216	8,377
Net operating revenue	-	94,706	120,445	215,151
Selling, general and administrative expenses	-	75,474	79,272	154,747
Transaction-related expenses	-	11,615	13,332	24,947
Compensation and benefits	-	30,933	31,875	62,808
Rental and maintenance	-	11,216	11,561	22,778
Data processing and office supplies	-	18,239	20,005	38,245
Depreciation and amortization	-	57	62	119
Taxes, other than income taxes	-	380	489	869
Other	-	3,031	1,944	4,976
Operating income	-	19,231	41,172	60,404
Non-operating income	0	643	710	1,354
Non-operating expenses	85	258	442	786
Ordinary income (loss)	(85)	19,616	41,441	60,972
Special profits	-	2,320	(639)	1,680
Special losses	-	-	-	-
Income (loss) before income taxes	(85)	21,937	40,801	62,653
Income taxes - current	0	9,825	20,148	29,974
Income taxes - deferred	(35)	(1,536)	(4,099)	(5,671)
Net income (loss)	(49)	13,647	24,753	38,351

Supplementary Information

For comparison purposes, the supplementary information includes the results of Nomura Holdings, Inc. (Former Company Name: The Nomura Securities Co., Ltd.) for the six months ended September 30, 2001 and the year ended March 31, 2001.

1. Commission Revenues

(Millions of yen except percentages)

(1) Breakdown by Category

	Successor	*Predecessor*	
	Six Months Ended March 31, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2001
Brokerage commissions	38,921	42,860	112,559
(Stocks)	(36,551)	(41,112)	(106,758)
(Bonds)	(1,044)	(898)	(2,802)
Underwriting commissions	16,587	15,658	46,271
(Stocks)	(13,405)	(10,761)	(36,771)
(Bonds)	(3,182)	(4,897)	(9,499)
Distribution commissions	14,221	12,788	37,722
(Investment trust certificates)	(14,138)	(12,379)	(37,243)
Other commissions	37,231	39,216	103,204
(Investment trust certificates)	(25,358)	(28,551)	(77,343)
Total	106,962	110,523	299,757

(2) Breakdown by Product

	Six Months Ended March 31, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2001
Stocks	51,746	53,594	146,875
Bonds	6,872	8,713	20,053
Investment trust certificates	40,822	41,779	117,584
Others	7,521	6,435	15,243
Total	106,962	110,523	299,757

2. Net Gain/Loss on Trading

(Millions of yen except percentages)

	Six Months Ended March 31, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2001
Stocks	46,671	50,453	165,720
Bonds and forex	53,330	37,642	66,525
Total	100,002	88,096	232,246

3. Stock Trading (excluding futures transaction)

(Millions of shares or yen except per share data and percentages)

	Successor		*Predecessor*			
	Six Months Ended March 31, 2002		Six Months Ended September 30, 2001		Year Ended March 31, 2001	
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	23,044	24,211,514	22,228	23,492,982	42,633	60,359,925
(Brokerage)	13,564	13,099,127	14,880	14,345,946	28,444	37,072,597
(Proprietary Trading)	9,480	11,112,387	7,348	9,147,036	14,189	23,287,327
Brokerage / Total	58.9%	54.1%	66.9%	61.1%	66.7%	61.4%
TSE Share	8.2%	8.4%	8.0%	8.1%	9.3%	9.8%
Brokerage Commission per share (yen)	2.64		2.72		3.71	

4. Underwriting, Subscripition, and Distribution

(Millions of shares or yen except percentages)

	Six Months Ended March 31, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2001
Underwriting			
Stock (number of shares)	38	51	111
(yen amount)	181,024	222,965	940,639
Bond (face value)	2,837,665	2,457,447	4,365,965
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	224,400	491,300	647,700
Subscripition and Distribution*			
Stock (number of shares)	38	66	137
(yen amount)	187,697	249,572	1,042,810
Bond (face value)	810,655	946,986	1,754,806
Investment trust certificates (yen amount)	9,654,633	13,091,161	22,130,053
Commercial paper and others (face value)	224,400	491,300	647,700

* Includes secondary offering and private placement.

5. Capital Adequacy Ratio

(Millions of yen except percentages)

			March 31, 2002	September 30, 2001	March 31, 2001
Tier I		(A)	573,308	1,409,583	1,434,213
Tier II	Net unrealized gain on investments*		—	47,127	57,542
	Statutory reserves		464	2,144	1,872
	Allowance for doubtful accounts		631	295	679
	Subordinated debt		187,100	248,700	299,800
	Total	(B)	188,194	298,266	359,893
Illiquid Asset		(C)	73,395	864,730	918,804
Net Capital (A)+(B)-(C)=		(D)	688,107	843,119	875,302
Risk	Market risk		113,743	119,339	119,779
	Counterparty risk		102,675	87,384	79,851
	Basic risk		80,660	77,116	76,316
	Total	(E)	297,078	283,838	275,946
Capital Adequacy Ratio		(D)/(E)	231.6 %	297.0 %	317.2 %

* Net unrealized gain on investments is included in Tier II and excluded from Tier I.

Nomura Asset Management Co., Ltd.

Financial Summary (Unconsolidated)

For The Year Ended March 31, 2002

Unconsolidated Financial Statements

Unconsolidated Balance Sheets

(Millions of yen)

	March 31, 2002	March 31, 2001	Increase/(Decrease)
Assets			
Current assets	90,881	177,630	(86,748)
Cash and deposits	39,629	1,527	38,101
Marketable securities	7,296	121,043	(113,746)
Cash deposited for investment trust redemptions and distribution of income	1,606	25,851	(24,244)
Accrued investment trust management fees	27,407	24,026	3,381
Accrued revenue	2,720	2,533	186
Prepaid income taxes	12,062	—	12,062
Deferred tax assets	—	2,489	(2,489)
Other current assets	188	198	(9)
Allowance for doubtful accounts	(29)	(39)	10
Fixed assets	276,507	53,805	222,701
Tangible fixed assets	1,312	1,369	(56)
Intangible assets	3,680	3,926	(245)
Investments and other	271,514	48,509	223,004
Investment securities	243,674	11,376	232,298
Investment in subsidiaries and affiliates	15,597	19,055	(3,458)
Long-term loans receivable	145	1,068	(922)
Long-term loans receivable from a subsidiary	7,700	7,700	—
Long-term guarantee deposits	3,793	3,102	690
Deferred tax assets	—	5,484	(5,484)
Other investments	611	735	(124)
Allowance for doubtful accounts	(7)	(13)	5
Total assets	367,389	231,435	135,953

(Millions of yen)

	March 31, 2002	March 31, 2001	Increase/(Decrease)
Liabilities			
Current liabilities	183,805	73,024	110,781
Payables	69	217	(148)
Investment trust distribution of income payable	1,480	760	719
Investment trust redemptions payable	1,706	27,077	(25,370)
Accrued commission payable	18,335	16,148	2,186
Accrued expenses	2,687	3,262	575
Cash collateral for securities loaned	157,857	-	157,857
Accrued income taxes	25	24,008	(23,982)
Accrued bonuses	710	960	(250)
Deferred tax liabilities	869	—	869
Other current liabilities	64	590	(525)
Long-term liabilities	11,644	6,609	5,035
Reserve for retirement benefits	4,953	4,529	423
Reserve for multi-employer pension plan	1,894	1,894	—
Deferred tax liabilities	3,872	—	3,872
Other long-term liabilities	924	185	738
Total liabilities	195,450	79,633	115,816
Shareholders' equity			
Common stock	17,180	17,180	—
Legal reserve	12,414	12,378	35
Additional paid-in capital	11,729	11,729	—
Earned surplus reserve	685	649	35
Retained earnings	128,727	122,243	6,484
General reserve	121,106	83,606	37,500
Unappropriated retained earnings	7,621	38,636	(31,015)
Current year net income / (loss)	6,879	37,999	(31,120)
Net unrealized gain on investments	13,616	—	13,616
Total shareholders' equity	171,938	151,802	20,136
Total liabilities and shareholders' equity	367,389	231,435	135,953

Unconsolidated Statements of Income

野村アセットマネジメント投信

(Millions of yen)

	Year Ended March 31, 2002 (A)	Year Ended March 31, 2001 (B)	Comparison A/B (%)
Operating revenue	85,321	119,263	71.5
Investment trust management fees	77,981	111,989	69.6
Investment advisory fees	7,339	7,104	103.3
Other operating revenue	0	169	0.1
Operating expenses	57,215	84,779	67.5
Commissions	47,686	74,450	64.1
Advertisement	1,156	2,141	54.0
Investment trust issuing costs	124	155	79.7
Research	5,130	5,001	102.6
Calculation agent expense	867	806	107.6
Publishing and printing	1,619	1,614	100.4
Other operating expenses	629	609	103.3
General and administrative expenses	16,368	17,697	92.5
Compensation and benefits	6,265	7,132	87.8
Taxes, other than income taxes	1,680	2,833	59.3
Occupancy	1,838	1,775	103.5
Retirement benefit expense	1,085	770	141.0
Depreciation of fixed assets	1,166	1,183	98.6
Other Selling, general and administrative expenses	4,331	4,002	108.2
Operating income	11,738	16,786	69.9
Non-operating income	1,195	1,965	60.8
Non-operating expenses	106	386	27.5
Ordinary income	12,827	18,365	69.8
Special profits	1,430	53,262	2.7
Special losses	2,483	6,399	38.8
Income before income taxes	11,774	65,228	18.1
Income taxes - current	2,039	28,378	7.2
Income taxes - deferred	2,856	(1,149)	-
Net income	6,879	37,999	18.1
Unappropriated retained earnings brought forward	741	636	
Unappropriated retained earnings	7,621	38,636	

Notes to Unconsolidated Financial Statements

The unconsolidated financial statements of Nomura Asset Management Co., Ltd. ("the Company") for the year ended March 31, 2002 were prepared in accordance with "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and "Regulations for enforcement of the Law Concerning Investment Trust and Investment Corporations" (Cabinet Office Ordinance, No. 129, 2000), collectively Japanese GAAP.

Significant Accounting Policies

1. Basis and Methods of Valuation for Securities

   Securities held are accounted for as follows:

(1) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method
(2) Other Securities:	
(i) with market value	Recorded at market value The difference between the cost using the moving average method and market value less deferred taxes is recorded as "Net unrealized gain on investments" in "shareholders' equity" on the balance sheet.
(ii) without market value	Recorded at cost using the moving average method

2. Depreciation/Amortization Method of Fixed Assets

   (1) Depreciation of tangible fixed assets

   Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

   (2) Amortization of intangible assets

   Intangible assets are amortized primarily on the straight-line method.

3. Provisions

   (1) Allowance for doubtful accounts

   To provide mainly for loan losses, the Company made provisions for doubtful accounts based on an estimate of the maximum uncollectible amount calculated using its historical loss ratio or a reasonable estimate based on financial condition of individual borrowers.

   (2) Accrued bonuses

   To provide for employee bonus payments, an accrual is recorded at an estimate of the amounts to be paid as future bonuses to employees.

   (3) Reserve for retirement benefits

   To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

   (4) Reserve for multi-employer pension plan

   The Company is a member of the Japan Securities Dealers Employees' Pension Fund which is an industry-wide, multi-employer, non-contributory, welfare pension plan established in connection with the government's welfare system. In order to prepare for future payments of benefit obligations, "reserve for multi-employer pension plan" was recorded, based on a reasonable allocation method, to provide for the Company's anticipated share of the plan's net projected obligations less the fair value of pension assets.

4. Leasing Transactions

   Lease contracts for which the title of the leased property has not transferred are accounted for as operating lease transactions.

5. Accounting for Consumption Taxes

National and local consumption taxes are accounted for based on the tax exclusion method. The non-deductible portion of consumption taxes are recognized as an expense in the current business year.

Notes to Unconsolidated Balance Sheets

1. Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen) At March 31	
2002	2001
510	449

2. Treatment of Consumption Taxes

Amounts of consumption taxes, prepaid and payable on a net base, are immaterial and thus included in "Other Current Assets" for the current year and "Other Current Liabilities" for the previous year on the accompanying balance sheets.

3. Net Unrealized Gain on Investments

"Other securities", primarily included in "investment securities", are recorded at market value on the balance sheet. The appreciation or depreciation in market values, net of deferred income taxes, are recorded as "net unrealized gain on investments" in shareholders' equity.

Notes to Unconsolidated Statements of Income

1. Special Profits consist of the following:

	(Millions of yen) Year Ended March 31	
	March 31, 2002	March 31, 2001
Gain on sales of securities of the parent company	-	5,768
Gain on sales of investment securities	1,430	47,493

2. Special Losses consist of the following:

	(Millions of yen) Year Ended March 31	
	March 31, 2002	March 31, 2001
Loss on sales of land	-	1,343
Loss on sales of buildings	-	2,169
Loss on disposal of fixed assets	642	-
Loss on sales of investment securities	1,663	916
Loss on devaluation of investment securities and other	178	1,477

Supplementary Information

1. Net Assets of Investment Trusts

(Billions of yen)

	March 31, 2002	March 31, 2001	Increase/(Decrease)
Unit Type	219	195	24
Open Type	2,979	2,449	529
Stock Investment Trusts - Public	3,198	2,645	553
Bond Investment Trusts	6,299	5,752	547
Medium-term Government Securities Fund	—	3,573	(3,573)
Money Management Fund	1,785	2,617	(831)
Others	2,302	1,388	914
Bond Investment Trusts - Public	10,387	13,330	(2,943)
Stock Investment Trusts	170	152	18
Bond Investment Trusts	10	10	0
Private Investment Trusts	180	162	18
Total	13,767	16,138	(2,370)

2. Assets under Investment Management and Advisory Contracts

(Billions of yen)

	March 31, 2002	March 31, 2001	Increase/(Decrease)
Domestic - General	391	445	(54)
Domestic - Pension	3,180	3,459	(278)
Overseas	874	998	(123)
Total	4,446	4,903	(457)

April 30, 2002

To: New York Stock Exchange

Notice of Shareholders' Meeting Date and Proposed Dividend

We are pleased to notify to you that Nomura Holdings, Inc. has fixed the date to June 26, 2002 for the ordinary general meeting of shareholders for the fiscal year ended March 31, 2002. The proposed dividend for this fiscal year is 15 yen per share which is 2.50 yen less compared to the last fiscal year.

Nomura Holdings, Inc.
9-1 Nihonbashi 1-chome, Chuo-ku,
Tokyo 103-8645, Japan
TEL: (03) 5255-1000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 30, 2002

By: 

Masanori Itatani
Director